785677

Follow-Up Materials

03037063

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: AFDB

COMPANY NAME: African Development B

COMPANY ADDRESS: ____________________

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-4 FISCAL YEAR: ________

(03/94)

AFRICAN DEVELOPMENT BANK GROUP

AFDB

03 NOV -3 AM 7:21

Ref: FTRY/LET/2003/06/002
Date: 12 SEP 2003

Mr. Paul DUDEK
Chief, Office of International Finance
United States Securities
And Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Dear Sir,

African Development Bank, File NO. 83-4,
Regulation AFDB, Sections 288.2(a) and 288.4

Dear Sir,

In accordance with Sections 288.2(a) and 288.4 of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, we transmit herewith the periodic Report of the Financial Statements of the African Development Bank for the quarter ended 30 June 2003.

Yours sincerely,

for ~~Arunma Oteh~~

Treasurer

01 BP 1387 Abidjan 01 – Côte d'Ivoire – Tel: (225) 20 20 44 44 – Fax: (225) 20 21 77 53 – Internet: www.afdb.org
The information contained in this facsimile message and/or any attachments hereto is intended solely for the attention and use of the addressee named hereon, and may be confidential. If you are not the intended recipient, you are hereby notified that you have received this transmittal in error and that any use of its contents by you is prohibited. In such a case please destroy the message and its attachments and kindly notify the African Development Bank accordingly. The African Development Bank disclaims any responsibility and liability for your unauthorized use of the contents of this facsimile and its attachments.

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Section 288.2(a) and 288.4

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Section 288.2(a) and 288.4 of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act.

QUARTER ENDED 30 JUNE 2003
AFRICAN DEVELOPMENT BANK (the "bank")
ABIDJAN, COTE D' IVOIRE

1. Information concerning purchase or sales by the Bank of its primary obligations during the quarter:

The bank borrowed the following amounts under its Global Debt Issuance Facility:

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	CALL DATE	DEALER
JPY 1 Billion PRDC Notes due 2023	11 Apr -03	24-Apr-03	24-Apr-23		BNP Paribas
JPY 1 Billion FELN due May 2033	15-Apr-03	7-May-03	7-May-33	7-May-04	NikkoCitigroup
JPY 1 Billion GDIF FELN due May 2033	30-Apr-03	23-May-03	23-Mar-33	23-Mar-05	NikkoCitigroup
JPY 600 Million PRDC Notes due 2028	6-May-03	22-May-03	22-May-28	22-May-04	Mizuho Inter. Plc
JPY 1 Billion FELN due Feb 2033	8-May-03	4-Jun-03	1-Feb-33	1-Feb-05	UFJ International Plc
JPY 500 Million PRDC Notes due 2023	13-May-03	9-Jun-03	10-Jul-23	10-Jul-04	Mizuho Inter. Plc
JPY 2.1 Billion PRDC Notes due 2033	14-May-03	3-Jun-03	3-Jun-33	3-Jun-04	NikkoCitigroup
CAD 1.5 Billion Uridashi due 2015	21-May-03	24-Jun-03	22-Jun-15		Daiwa SMBC Europe
JPY 700 Million FELN due June 2033	6-Jun-03	26-Jun-03	27-Jun-33	27-Jun-04	Mizuho Inter. Plc
JPY 1 Billion PRDC Notes due June 2033	5-Jun-03	23-Jun-03	23-Jun-33		Tokyo-Mitsubishi plc
JPY 1 Billion FELN due March 2033	6-Jun-03	1-Jul-03	25-Mar-33	25-Mar-06	UFJ International Plc
JPY 1.2 Billion FELN due July 2033	19-Jun-03	7-Jul-03	7-Jul-33	7-Jul-04	Mizuho Inter. Plc
JPY 1.2 Billion FELN due July 2033	19-Jun-03	7-Jul-03	7-Jul-33	7-Jul-04	Tokyo-Mitsubishi plc

The information contained in this facsimile message and/or any attachments hereto is intended solely for the attention and use of the addressee named hereon, and may be confidential. If you are not the intended recipient, you are hereby notified that you have received this transmittal in error and that any use of its contents by you is prohibited. In such a case please destroy the message and its attachments and kindly notify the African Development Bank accordingly. The African Development Bank disclaims any responsibility and liability for your unauthorized use of the contents of this facsimile and its attachments.

JPY 1 Billion PRDC due July 2033	20-Jun-03	14-Jul-03	15-Jul-33	15-Jul-04	Mizuho Inter. Plc
JPY 500 Million PRDC due March 2033	20-Jun-03	14-Jul-03	14-Mar-33	14-Mar-05	Daiwa SMBC Europe
JPY 1 Billion PRDC due July 2033	20-Jun-03	29-Jul-03	29-Jul-33	29-Jul-04	Citigroup Global Market
JPY 500 Million PRDC Notes due July 2033	25-Jun-03	17-Jul-03	15-Jul-33	15-Jul-04	Daiwa SMBC Europe
JPY 800 Million PRDC Notes due July 2033	26-Jun-03	18-Jul-03	18-Jul-33	18-Jul-04	Citigroup Global Market

The Bank redeemed in full the following amount:

Description	Trade Date	Issue Date	Maturity Date	**CALL DATE**	Dealer
JPY 1.1 Billion Callable PRDC	08-Mar-01	02-Apr-01	02-Apri-23	2-Apr-03	Citigroup Global Market
JPY 3 billion Callable PRDC	07-Mar-01	02-Apr-01	02-Apr-21	2-Apr-03	Citigroup Global Market
JPY 500 million Bermuda Callable PRDC	12-Apr-02	23-Apr-02	23-Apr-32	23-Apr-03	Sanwa/ UFJ Internl.
JPY 500 million Multi-Callable PRDC	05-Apr-01	26-Apr-01	27-Apr-21	27-Apr-03	JP Morgan
JPY 500 million PRDC Bermuda Callable	30-Apr-02	21-May-02	21-May-32	21-May-03	Citigroup Global Market
JPY 1.1 Billion Callable	14-May-02	28-May-02	28-May-32	28-May-03	Citigroup Global Market
JPY 1 billion PRDC Bermuda Callable	9-May-01	4-Jun-01	4-Jun-21	4-Jun-03	Daiwa SBCM Europe
JPY 1 billion Bermuda HRDC NC 1 Yr	6-Jun-01	21-Jun-01	21-Jun-21	21-Jun-03	Daiwa SMBC Europe

The Bank also redeemed partially the AUD 450 million issued in February 2003 by executing a Buy back of AUD 100 million in July 2003

Description	Trade Date	Issue Date	Dealer
AUD 100 Million	18-Jun-03	02-Jul-03	Morgan Stanley

01 BP 1387 Abidjan 01 – Côte d'Ivoire – Tel: (225) 20 20 44 44 – Fax: (225) 20 21 77 53 – Internet: www.afdb.org
The information contained in this facsimile message and/or any attachments hereto is intended solely for the attention and use of the addressee named hereon, and may be confidential. If you are not the intended recipient, you are hereby notified that you have received this transmittal in error and that any use of its contents by you is prohibited. In such a case please destroy the message and its attachments and kindly notify the African Development Bank accordingly. The African Development Bank disclaims any responsibility and liability for your unauthorized use of the contents of this facsimile and its attachments.

2. Two copies of any material modifications or amendments during such quarter of any exhibit previously filed with the Commission under any statute:

No material modifications or amendments of any exhibit previously filed with the Commission were made during the quarter.

3. Quarterly Financial Statements for the period ended June 2003.

Pursuant to the requirement of section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned thereunto duly authorized.

Yours Sincerely,

for Arunma Oteh

Treasurer

01 BP 1387 Abidjan 01 – Côte d'Ivoire – Tel: (225) 20 20 44 44 – Fax: (225) 20 21 77 53 – Internet: www.afdb.org
The information contained in this facsimile message and/or any attachments hereto is intended solely for the attention and use of the addressee named hereon, and may be confidential. If you are not the intended recipient, you are hereby notified that you have received this transmittal in error and that any use of its contents by you is prohibited. In such a case please destroy the message and its attachments and kindly notify the African Development Bank accordingly. The African Development Bank disclaims any responsibility and liability for your unauthorized use of the contents of this facsimile and its attachments.

AFRICAN DEVELOPMENT BANK

03 NOV -3 AM 7:21

FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002

ADB Financial Statements for the Six Months Ended June 30, 2003 and 2002

Table of Contents

PAGE

AFRICAN DEVELOPMENT BANK

BALANCE SHEET AS AT JUNE 30, 2003 AND 2002

(UA thousands - Note B)

ASSETS	2003	2002
DUE FROM BANKS	117,750	15,583
DEMAND OBLIGATIONS	3,800	22,874
	-	
AMOUNTS RECEIVABLE FROM CURRENCY SWAPS		
Currency swaps receivable - Borrowings (Notes B & O)	182,660	235,030
Currency swaps receivable - Investments (Notes B & I)	44,658	120,559
	227,318	355,589
INVESTMENTS (Notes B & I)		
Trading	1,532,760	1,171,136
Held-to- maturity	1,622,730	788,320
	3,155,490	1,959,456
NON NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)	50,030	60,260
ACCOUNTS RECEIVABLE		
Accrued income on loans and investments	180,837	223,557
Other accounts receivable	48,890	62,883
	229,727	286,440
LOANS (Notes B, J, & V)		
Disbursed and outstanding	5,908,546	6,226,498
Less Accumulated provision for loan losses	(494,701)	(499,095)
	5,413,845	5,727,403
EQUITY PARTICIPATION (Note K)		
ADF	111,741	111,741
Other institutions	68,596	68,366
	180,337	180,107
Less: Accumulated provision for equity losses	(16,463)	(20,320)
	163,874	159,787
OTHER ASSETS		
Fixed assets (Note L)	17,111	17,170
Miscellaneous	350	365
	17,461	17,535
TOTAL ASSETS	9,379,295	8,604,927

LIABILITIES & EQUITY	2003	2002
ACCOUNTS PAYABLE		
Accrued financial charges	62,483	74,302
Other accounts payable	145,283	124,351
	207,766	198,653
AMOUNTS PAYABLE FOR CURRENCY SWAPS		
Currency swaps payable - Borrowings (Notes B & O)	149,777	23,018
Currency swaps payable - Investments (Notes B & I)	57,853	139,320
	207,630	162,338
BORROWINGS (Notes O)	5,468,183	4,916,069
EQUITY		
Capital (Notes G, W & X) (in shares of UA 10 000 each)		
Authorised	21,870,000	21,870,000
Less: Unsubscribed	(379,380)	(383,227)
Subscribed Capital	21,490,620	21,486,773
Less: Callable Capital	(19,339,915)	(19,384,476)
Paid-up Capital	2,150,705	2,102,297
Add: Amounts paid in advance	257	276
	2,150,962	2,102,573
Less: Amounts in arrears	(9,726)	(10,940)
	2,141,236	2,091,633
Cumulative Exchange Adjustment on Subscriptions (Note G)	(143,155)	(130,255)
	1,998,081	1,961,378
Reserves (Note F)		
Special Reserve	-	-
General Reserve	1,862,520	1,693,414
Net income for the preceeding year	-	-
Net income for the year after appropriation to Special Reserve (Note F)	89,390	128,272
Cumulative Currency Translation Adjustment (Note B)	(454,275)	(455,197)
Total Reserves	1,497,635	1,366,489
Total Equity	3,495,716	3,327,867
TOTAL LIABILITIES & EQUITY	9,379,295	8,604,927

The accompanying notes to the financial statements form part of this statement.

AFRICAN DEVELOPMENT BANK
STATEMENT OF INCOME AND EXPENSES
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(UA thousands - Note B)

	2003	2002
OPERATIONAL INCOME & EXPENSES		
Income from loans		
Interest	134,336	222,411
Commitment charges	3,619	6,066
Statutory commission	1,242	4,775
Income from investments (Note I)	46,609	35,348
Total income from loans and investments	185,806	268,600
Borrowing expenses (Note O)		
Interest	(107,491)	(142,217)
Amortization of issuance costs	(1,627)	(2,279)
Provision for loan losses (Note J)	(3,318)	(4,512)
Net operational income	73,370	119,592
OTHER EXPENSES, net		
Administrative expenses (Note M)	74,428	49,708
Management fees (Note N)	(53,497)	(36,332)
	20,931	13,376
Other income	(736)	(610)
Depreciation	2,561	2,675
Provision for equity investments and guarantees	-	2,505
Loss on exchange	(95)	665
Total other expenses (net)	22,661	18,611
Operating income	50,709	100,981
Unrealized net gains on non-trading derivatives - IAS 39 adjustment (Note B & O)	38,681	27,291
Net income	**89,390**	**128,272**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF COMPREHENSIVE INCOME AND CHANGES IN RESERVES FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

(UA thousands - Note B)

	2003	2002
Net Income	89,390	128,272
Other comprehensive income /(losses):		
Currency translation adjustment	559	(6,067)
Total other comprehensive income	559	(6,067)
Comprehensive income	89,949	122,205
Reserves at 1 January:		
General	1,919,473	1,415,957
Specific	-	299,456
Cumulative Currency Translation Adjustment (CCTA)	(454,835)	(449,131)
Total reserves at 1 January	1,464,638	1,266,282
Board of Governors-approved allocations/transfers:		
Post Conflict Assistance - Democratic Republic of Congo	(12,952)	-
African Development Fund	(25,000)	(10,000)
Highly Indebted Poor Countries	(9,000)	(6,000)
Special Relief Fund	(10,000)	(5,000)
Technical Assistance Fund for ADB-only countries	-	(1,000)
Total net income allocation /transfers	(56,952)	(22,000)
Reserves at the end of the period	1,497,635	1,366,487
Reserves at the end of the year composed of:		
General	1,951,910	1,821,684
Cumulative Currency Translation Adjustment (CCTA)	(454,275)	(455,197)
Total reserves at the end of the period	1,497,635	1,366,487

The accompanying notes to the financial statements form part of this Statement.

* Includes an exceptional additonal allocation of UA 15 million in 2003 relating to the temporary relocation of the Bank group to Tunis

STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

(UA thousands - Note B)

	2003	2002
Cash flows from:		
Lending and development activities:		
Disbursements on loans	(362 277)	(215 439)
Repayments of loans	424 341	473 929
Held to Maturity Investments with maturity beyond three months	(450 911)	(788 320)
Equity participations - movement	(3 106)	(2 048)
Net cash provided by lending and development activities	(391 952)	(531 878)
Operating activities:		
Net income	89 390	128 272
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2 561	2 675
Provision for loan losses	3 318	4 512
Changes in other assets	(767)	847
Changes in accrued income on loans and investments	32 894	77 819
Changes in accrued financial charges	(26 915)	(40 732)
Derivative assets movement	(38 681)	(92 157)
Amortization of borrowing costs	1 627	2 279
Changes in other receivables and payables	(2 731)	(138 436)
Net cash provided by operating activities	60 695	(54 921)
Financing activities:		
New issues	1 411 718	492 908
Repayments on borrowings	(300 570)	(866 059)
Net cash from currency swaps	(1 991)	(36 021)
Net cash from capital subscriptions	23 623	16 351
Net cash provided by financing activities	1 132 780	(392 821)
Effect of exchange rate changes on cash and investments	(39 961)	(4 800)
Net movement in cash and investments	761 562	(984 420)
Cash and investments at beginning of the year.	882 296	2 152 376
Cash and investments at the end of the period.	1 643 858	1 167 959
Composed of:		
Investments - trading portifolio	1 532 760	1 171 136
Swaps on investments - net	(13 195)	-
Investments - Held to maturity - maturing within three months	6 543	(18 760)
Cash	117 750	15 583
	1 643 858	1 167 959
Supplementary disclosure:		
Increase /(decrease) resulting from exchange rate fluctuations:		
Loans	(9 438)	11 997
Borrowings	(101 850)	17 578
Currency swaps	109 423	(2 653)

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

Note A - Operations

The African Development Bank (the Bank) is a multilateral development institution dedicated to the economic and social progress of its regional member states. The Bank finances development related projects and programs in regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states.

Note B - Summary of Significant Accounting Policies

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board.

The significant accounting policies employed by the Bank are summarized below.

Accounting for Derivatives

The Bank adopted the International Accounting Standard number 39 (IAS 39), "Financial Instruments Recognition and Measurement", on January 1, 2001. IAS 39 requires that all derivatives be measured at fair value and reported on the balance sheet. The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make evident the asset/liability and risk management strategy of the Bank and would result in certain hedged instruments being carried at fair value, while other similar hedged instruments are carried at amortized cost. Consequently, the Bank has elected not to define any qualifying hedging relationships, but rather marks all derivatives to fair value, with all changes in fair value recognized in income. The effects of the adoption of IAS 39 relates primarily to the derivatives in the borrowings portfolio. No adjustment is required to the investments portfolio held for trading, since those derivatives were already recorded at fair value.

Upon adoption of IAS 39, a transition adjustment was made directly to retained earnings. This transition adjustment represents, inter alia, the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments as defined in IAS 39 in the borrowing portfolio and loan portfolio as at January 1, 2001, offset by any gain or losses on those borrowings for which fair value exposure was being hedged.

Monetary Basis of Financial Statements

The financial statements are expressed in Units of Account (UA). The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Translation of Currencies

The Bank conducts its operations in numerous currencies. Income and expenses are converted to UA at the rates prevailing on the date of the transaction. Assets and liabilities other than non-monetary items denominated in UA are translated into Units of Account at rates prevailing at the balance sheet dates. The translation difference relating to payments of capital subscriptions denominated at a fixed UA/USD exchange rate (see Note G) and received during the year is reported under Cumulative Exchange Adjustment on Subscriptions at the balance sheet date. All other translation differences are debited or credited directly to retained earnings under Cumulative Currency Translation Adjustment and also reported as part of "Other Comprehensive Income".

When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Loans

Except for private sector development loans, all of the Bank's loans are made to, or guaranteed by member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation.

The Bank places in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan are overdue by six months or more, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Further, management may place a loan in non-accrual status even if it is not yet overdue by six months, if the specific facts and circumstances including consideration of events occurring subsequent to the balance sheet date warrant such action. In addition, if loans made by African Development Fund (ADF) or the Nigeria Trust Fund (NTF) to a member country are placed in non-accrual status, all loans made to or guaranteed by that member country are also placed in non-accrual status by the Bank. When a loan is placed in non-accrual status, all related unpaid interest and other charges are reversed against current income. Interest and other charges on loans in non-accrual status are included in income only when actually received by the Bank. In general, loans are returned to accrual status immediately after the related arrears have been cleared. However, certain loans that have become current may continue to be carried in non-accrual status until after a period of satisfactory performance.

The Bank may experience delays in receiving loan repayments from certain borrowers. To accommodate the possible present value losses associated with such delays, the Bank maintains a general provision for possible loan losses based on an assessment of the collectibility risk of the disbursed and outstanding public sector loan portfolio. For the private sector portfolio, the Bank assesses collectibility risk on a loan-by-loan basis and provides for loan losses accordingly.

It is the Bank's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

In connection with an internationally-coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due have been consolidated into new contractual receivables, such that the present value of the new loans equals the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors : a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC has created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there is no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. The Bank does not believe that any other borrowers with loans in non-accrual status currently meet these eligibility criteria.

Fixed Assets

Land is stated at cost, including charges for reclamation. No depreciation is provided.

Buildings are shown at cost less accumulated depreciation. Depreciation is calculated at a rate which is expected to amortize the cost in equal annual installments over the useful life, which is estimated at between 15 to 20 years. Financial charges incurred in connection with funds borrowed for the construction of buildings are capitalized during the construction period. Major improvements are depreciated over the remaining period of the estimated useful life of the building concerned. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the improvement.

Fixtures and fittings, furniture and equipment and motor vehicles are stated at cost less accumulated depreciation. Such assets are depreciated on a straight line basis with no salvage values. Fixtures and fittings are depreciated over periods ranging from 6 to 10 years. Furniture and equipment are depreciated over periods ranging between 3 to 7 years. Motor vehicles are depreciated over 5 years.

Borrowings

In the ordinary course of its business, the Bank borrows worldwide in the capital markets. The proceeds of such borrowings are used for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. Certain of the Bank's borrowings contain embedded derivatives that are required under IAS 39 to be separated from the host contract and carried on the balance sheet at fair value. Due to the complex nature of these instruments, the separation of the embedded derivatives from the borrowing contract may result in subjective terms being assigned to the borrowing contract and may not reliably reflect the underlying economic substance of the Bank's borrowing activities. In compliance with IAS 39 and to provide more meaningful disclosure of the Bank's borrowing activities, where it has not been possible to reliably measure such embedded derivatives, the combined contracts associated with these borrowings have been carried at fair value on the balance sheet. Other borrowings are carried on the balance sheet at par value (face value) adjusted for unamortized premiums or discounts. The unamortized balance of the issuance costs are netted off against borrowings in the balance sheet. Borrowing expenses include the amortization of issuance costs, discounts and premiums, which is determined on an effective yield basis.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost savings opportunities and to lower its funding costs. These instruments include currency swaps and interest rate swaps. The derivatives are used to modify the interest rate or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement. Prior to IAS 39, all borrowings-related derivatives were recorded on a historical cost basis. However, upon adoption of IAS 39 these derivatives are carried at market value on the balance sheet. The Bank uses trade date for recording its borrowing transactions.

Investments

Investments securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are classified as Held-to-maturity and reported at amortized cost. All other investment securities are held in a Trading portfolio and due to their nature and the Bank's policies governing the level and use of such investments they are classified as an element of liquidity in the Statement of Cash Flows. Held to maturity investments maturing within three months from the balance sheet date are also included in liquidity in the statement of cash flow. Investments in the Trading Portfolio, recorded on trade date basis, are carried and reported at market values and related unrealized gains and losses are included in income. The Bank uses derivative instruments, such as over-the-counter foreign exchange forwards, currency swaps, cross currency interest rate swaps and interest rate swaps, in the management of its trading portfolio. These derivatives are carried at market value and related gains and losses are included in trading income.

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and if necessary may require additional collateral.

Fair Value Disclosure

Unless otherwise specified, financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Swaps: Fair values for the Bank's interest rate and currency swaps are based on quoted market prices or pricing models and represent the amounts that the Bank would receive or pay to terminate the agreements based upon market quotes.

Borrowings: The fair values of the Bank's borrowings are based on quoted market prices, where available or at par where market prices are not available.

Loans: ADB does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of multiple currency fixed rate loans is based on the discounted cash flows using the rate at which the Bank could undertake borrowings of comparative maturities. The estimated fair value of variable and floating rate loans as well as single currency fixed rate loans is considered to approximate carrying value.

Post Retirement benefits

Actuarial gains or losses that arise on post retirement benefits are recognised in the income statement in accordance with IAS19. At the beginning of the reporting period, the unrecognised net actuarial gains or losses are compared with the greater of 10 percent of the present value of the defined benefit obligation and 10 percent of the plan assets. Any excess is recognised in the income statement as an actuarial gain or loss over the expected average remaining working lives of the employees participating in the plan.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting equity that, under International Accounting Standards, are excluded from net income. For the Bank, comprehensive income comprises the effects of implementing IAS 39 in 2001, currency translation adjustments and net income. These items are presented in the Statement of Comprehensive Income and Changes in Reserve.

Accounting Estimates

The preparation of financial statements in conformity with International Accounting Standards requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent liabilities. Actual results could differ from such estimates. Significant judgment has been used in the estimation of fair values of loans and borrowings, and in the determination of the accumulated provision for loan losses.

Reclassifications

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current period. These reclassifications did not have an income statement impact.

Note C – Exchange rates

The rates used for translating currencies into Units of Account at June 30, 2003, and 2002 are as follows:

		2003	2002
1 UA = SDR =	Algerian Dinar	109.409000	101.586000
	Angolan Kwanza	106.068000	52.941000
	Botswana Pula	6.888900	8.253480
	Brazilian Real	4.035040	3.803130
	Canadian Dollar	1.898590	2.020580
	Chinese Yuan	11.595500	11.012400
	CFA Franc	804.151000	874.915000
	Danish kroner	9.108550	9.909040
	Egyptian Pound	8.481360	5.807987
	Ethiopian Birr	11.797700	10.632000
	Euro	1.225920	1.333800
	Gambian Dalasi	35.720000	19.058400
	Ghanaian Cedi	12,331.200000	9,892.010000
	Guinean Franc	2,468.150000	2,498.790000
	Indian Rupee	65.169900	65.019900
	Japanese Yen	167.893000	158.924000
	Kenyan Shilling	103.818000	97.331100
	Korean Won	1,671.360000	1,602.940000
	Kuwaiti Dinar	0.420636	0.398745
	Libyan Dinar	1.932670	1.644740
	Mauritian Rupee	38.445900	38.995600
	Moroccan Dirham	13.144100	14.319900
	Nigerian Naira	175.895000	143.920000
	Norwegian Krone	10.167100	9.910800
	Pound Sterling	0.848954	0.865621
	Sao Tomé Dobra	12,877.700000	11,425.400000
	Saudi Arabian Riyal	5.253230	4.989250
	South African Rand	10.583500	13.639300
	Swedish Krona	11.210400	12.190400
	Swiss Franc	1.902500	1.975170
	Ugandan Shilling	2,823.870000	2,320.660000
	US Dollar	1.400860	1.330460
	Zimbabwean Dollar	1,143.730000	68.624700

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

Note D - Special Funds

Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At June 30, 2003 and 2002, the following funds were held separately from those of the ordinary capital resources:

1. **The Nigeria Trust Fund** was established under an agreement signed on February 26, 1976, between the African Development Bank and the Federal Republic of Nigeria. The initial capital of this Fund was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

The summary of the resources and assets of the Nigeria Trust Fund as at June 30, 2003 and 2002 is as follows:

(UA thousands)

	2003	2002
Contribution received	128 586	128 586
Funds generated (net)	347 993	342 272
Adjustment for translation of currencies	(86 995)	(66 384)
	389 584	404 474
Represented by:		
Due from banks	1 586	595
Investments	332 952	341 215
Interest & charges receivable on loans	1 056	900
Accrued interest on loans and investments	803	848
Other amounts receivable	58	496
Loans outstanding	53 825	61 700
	390 280	405 754
Less Current liabilities	(696)	(1 280)
	389 584	**404 474**

2. **The Special Relief Fund (for African countries affected by drought)** was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields.

The resources of the Fund consist of contributions by the Bank, the African Development Fund and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at June 30, 2003 and 2002, is as follows:

(UA thousands)

	2003	2002
Fund balance	42 602	32 602
Funds generated	3 267	3 610
Funds allocated to SDA	1	1
Amount payable	-	-
Less Relief disbursed:	(28 328)	(27 950)
	17 542	8 263
Represented by:		
Due from Bank	7 511	3 236
Investments	24	21
Accrued interest on investments	7	6
Amount receivable from ADB	10 000	5 000
	17 542	8 263

At June 30, 2003, a total of UA 7.67 million (2002 : UA 2.44 million) had been committed but not yet disbursed under the Special Relief Fund.

3. **The Staff Retirement Plan (the Plan)**, a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full time basis, as defined in the Bank's employment policies, is eligible to participate in the Plan, upon completion of six months service without interruption of more than thirty days.

The Plan is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. The Plan is funded through employee and Bank contributions of 7 percent and 14 percent respectively, of pensionable remuneration. The pensionable remuneration is the basic salary grossed up by a tax factor. The tax factor is an average rate intended to compensate for any taxes that might be imposed on the participant's pension income. All contributions to the Plan are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the Plan. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the Plan's liabilities. At 30 June 2003, the bulk of the investments of the Plan were under external management and these were invested in indexed funds, with the objective of matching the returns of the MSCI World Index as well as hedging the currency exposure of the Plan's anticipated future liabilities.

In accordance with IAS 19, and based on actuarial valuations, the pension expense for 2003 and 2002 for the Bank, the African Development Fund and the Nigeria Trust Fund combined (the Bank Group) comprised the following:

(UA thousands)

	2003	2002
Gross current service cost	13.95	12.75
Interest cost	7.56	6.58
Expected return on plan assets	(6.22)	(6.03)
Net actuarial (gain)/loss recognised in the year	3.15	1.27
Gross pension cost	18.44	14.57
Less estimated employee contributions	3.80	3.72
Pension expense for the year	14.64	10.85

The pension expense recorded for the first six months of 2003 for the Bank Group amounted to UA 7.61 million (2002 : UA 5.74 million)

There were no unrecognised past service costs at June 30, 2003. Assumptions used in the latest available actuarial valuations (December) 2002 and 2001 were as follows:

In percent	2003	2002
Discount rate	5.25	5.32
Expected return on plan assets	6.00	6.00
Rate of salary increase	4.00	4.00
Future pension increase	2.50	2.50

Note E - Trust Funds

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies which are translated into Units of Account at exchange rates prevailing at the end of the year.

1. **The Mamoun Beheiry Fund** was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

2. **The Arab Oil Fund** (contribution of Algeria) was established following Board of Governors' Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At June 30, 2003, a total of US$ 13.45 million (2002: US$ 13.34 million) had been so repaid.

3. **The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF)** was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at June 30, 2003 and 2002 are summarized below:

(UA thousands)

		2003	2002
A)	**Mamoun Beheiry Fund**		
	Contribution	152	152
	Income from Investments	166	153
		318	305
	Less: Prize Awarded	(13)	(13)
	Gift	(25)	(25)
		280	267
	Represented by:		
	Short-term deposits	265	252
	Due from banks	13	13
	Accrued Interest	2	2
		280	267
B)	**Arab Oil Fund (contribution of Algeria)**		
	Net Contribution	714	831
	Represented by:		
	Loans Disbursed net of repayments	714	831
C)	**Special Emergency Assistance Fund for Drought and Famine in Africa**		
	Contributions	22 474	23 663
	Funds Generated	5 284	5 495
		27 758	29 158
	Relief Granted	(23 093)	(23 915)
		4 665	5 243
	Represented by:		
	Due from banks	372	597
	Investments	4 283	4 645
	Accrued Interest	10	1
		4 665	5 243
	Total Resources & Assets of Trust Funds	5 659	6 341

Note F - Reserves, Net Income Allocations and Transfers

The Special Reserve consists of statutory commissions received on loans, set aside pursuant to Article 20 of the Agreement establishing the Bank and are to be held in liquid form and to be used for the purposes of meeting liabilities of the Bank on borrowings and guarantees.

In June 1987, the Board of Governors resolved to phase out the statutory commissions over a period of three years commencing January 1, 1987. The statutory commission rates were 1 percent per annum on all loans granted on or prior to December 31, 1986; 0.50 percent per annum for loans granted in 1987; 0.25 percent per annum for loans granted in 1988; and none for loans granted after 1988.

In 2001, the Board of Governors, by virtue of its Resolution B/BG/2001/08 amending the Agreement establishing the Bank, approved the deletion of Article 20, which established the Special Reserve and authorized the setting aside, to the Special Reserve, of the statutory commission received on loans. Furthermore, by virtue of its Resolution B/BG/2001/10, the Board of Governors approved the closure of the Special Reserve account and the transfer of the funds therein to the General Reserve. Following the acceptance of the amendments to the Bank's Agreement by the requisite number and majority of member states and the entry into force of the deletion of Article 20 of the Agreement on July 5, 2002, the balance on the Special Reserve account has been transferred to the General Reserve account.

The General Reserve represents retained earnings, including the balance transferred from the Special Reserve following the deletion of Article 20 of the Agreement establishing the Bank. In addition, the General Reserve includes a transition adjustment of UA 10.80 million relating to the adoption of IAS 39 on January 1, 2001. On June 3, 2003, the Board of Governors of the Bank approved certain allocations of the Bank's net income for 2002. Such allocations are summarized in the Statement of Comprehensive Income and Changes in Reserves.

Note G - Capital Stock

The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The new shares, a total of 567,000 shares, are divided into paid up and callable shares in proportion of six percent (6 %) paid up and ninety four percent (94%) callable. The new shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid up shares and 89.19 percent callable shares.

The subscribed capital remained at the same level of UA 21.49 billion at June 30, 2002 and June 30, 2003.

Total unsubscribed shares at June 30 2003 amounted to UA 379.38 million, comprising UA 196.42 million for shares to be issued upon payment of future cash instalment, UA 135.04 million of shares available for reallocation, and UA 47.92 million representing the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia). Since the former Yugoslavia no longer exists, its shares (composed of UA 41.93 million callable and UA 5.99 million paid-up shares) are currently held in treasury in accordance with Article 6 (6) of the Bank Agreement and the Share Transfer Rules. In 2002, the Board of Directors of the Bank approved the proposal to offer membership of the Bank to each of the successor states of the former Yugoslavia, subject to their meeting certain conditions including the assumption pro-rata of the contingent liabilities to the Bank as of December 31 1992 of the former Yugoslavia. The offer of membership has since been communicated to the successor states. If however, these states are not accepted as members of the Bank, the shares in treasury will be disposed of in accordance with the Share Transfer Rules and the resulting proceeds will be distributed pro-rata to them.

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US$ have been fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies when received to Units of Account. Exchange differences also arise when subscriptions are translated at exchange rates ruling at the balance sheet date. Such conversion differences are debited or credited to the Cumulative Exchange Adjustment on Subscriptions.

At June 30, 2003 and 2002, the Cumulative Exchange Adjustment on Subscriptions was made up as follows:

(UA thousands)

	2003	2002
Balance at 1 January	141 991	129 612
Net conversion losses on new subscriptions	1 164	643
Balance at June 30	143 155	130 255

Note H - Non-negotiable Instruments

Prior to May 1981, all payments on paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

a) Five equal annual instalments, of which at least 50 percent is payable in convertible currency and the remainder in the local currency; or

b) five equal annual instalments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in instalments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution in Note G above (GCI-IV), is to be paid as follows:

a) **Regional members** – 50 percent in five equal annual instalments in cash in freely convertible currency or freely convertible currencies selected by the member State, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five equal annual instalments commencing on the fifth anniversary of the first subscription payment date.

b) **Non-regional members** - five equal annual instalments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under GCI-V, there is no distinction in payment arrangements between regional and non regional-members. Each member is required to pay for the paid-up portion of its subscribed shares in eight equal and consecutive annual instalments. The first instalments shall be paid in cash and in a freely convertible currency. The second to the eighth instalments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Note I - Investments

As part of the overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

For Government and agency obligations, the Bank may only invest in obligations with a minimum credit rating of AA- issued or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than one year and a minimum rating of A. Over-the counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed one year, and such transactions are only executed with counterparts with credit ratings of AA- or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counter parties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

Income from investments comprised interest income of UA 45.87 million (2002: UA 25.36 million) and net realized and unrealized gains on investments of UA 0.74 million (2002: loss of UA 9.99 million).

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's Asset and Liability management guidelines. At June 30, 2003, UA 181.30 million (2002: UA 166.21 million) of government and other obligations were under external management.

A summary of the Bank's trading investments at June 30, 2003 and 2002 follows:

(UA millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Time Deposits										
Carrying Value	335.08	15.16	123.06	21.17	7.68	40.35	200.78	238.15	666.60	314.83
Average Balance During the period	248.17	146.05	101.42	34.53	14.30	33.45	104.21	306.96	468.10	520.99
Average Yield (%)	1.20	2.06	2.83	3.49	2.63	3.72	1.93	0.73	2.30	1.05
Average Maturity (year)	0.07	0.03	0.08	0.08	1.00	0.04	1.00	0.10	1.00	0.09
Asset Backed Securities										
Carrying Value	165.95	179.10	216.83	115.19	-	-	-	-	382.78	294.29
Average Balance During the period	125.75	152.40	178.78	97.41	-	-	-	-	304.53	249.81
Average Yield (%)	2.63	3.16	3.19	4.42	-	-	-	-	4.11	3.65
Average Maturity (year)	6.23	5.30	10.91	11.85	-	-	-	-	6.21	8.21
Government Agency and Agency Obligations										
Carrying Value	105.52	-	72.36	-	-	-	-	2.39	177.88	2.39
Average Balance During the period	79.85	-	71.31	-	-	-	-	2.39	151.16	2.39
Average Yield (%)	3.15	-	3.47	-	-	-	-	6.55	3.49	6.55
Average Maturity (year)	2.63	-	2.77	-	-	-	-	0.58	2.38	0.58
Corporate Bonds										
Carrying Value	125.77	148.32	146.61	340.61	6.10	10.92	27.02	59.78	305.50	559.63
Average Balance During the period	95.17	114.14	144.02	320.56	5.80	16.70	61.47	63.16	306.46	514.56
Average Yield (%)	2.62	2.86	3.08	3.86	3.76	5.02	0.03	2.59	2.96	3.20
Average Maturity (year)	2.56	3.32	3.07	2.48	1.88	1.52	2.05	3.60	3.62	2.65
Total investments										
Carrying Value	**732.32**	**342.58**	**558.86**	**476.97**	**13.78**	**51.27**	**227.80**	**300.32**	**1,532.76**	**1,171.14**
Average Balance During the period	548.94	412.59	495.53	452.50	20.10	50.15	165.68	372.51	1,230.25	1,287.75
Average Yield (%)	2.43	1.69	3.07	3.45	3.72	4.11	3.19	2.71	2.81	3.10
Swaps (Net)										
Currency Swaps - balances	**3.77**	**81.90**	**(52.53)**	**(131.58)**	**0.94**	**38.66**	**34.63**	**(7.74)**	**(13.19)**	**(18.76)**
Average Balance During the period	2.85	99.00	(43.30)	(48.25)	6.50	86.32	16.39	(5.58)	(17.56)	131.49
Average Yield (%)	1.24	3.26	1.09	5.46	3.85	7.63	1.20	1.20	(3.00)	5.55
Average Maturity (year)	1.89	1.86	2.47	1.99	(0.37)	1.50	2.51	0.36	2.44	1.81

The investments swaps on a Counter-party basis are:

	2003	2002
Assets	44.66	120.56
Liabilities	(57.85)	(139.32)
	(13.19)	(18.76)

A summary of the Bank's investments held to maturity at June 30, 2003 and 2002 follows:

(UA millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Time Deposits										
Carrying Value	2.88	1.87	2.54	60.42	0.29	13.86	-	-	5.71	76.15
Average Balance During the period	2.46	7.43	1.95	26.07	0.26	20.29	-	-	4.67	53.79
Average Yield (%)	1.22	1.79	3.02	3.37	-	3.97	-	-	2.30	3.44
Average Maturity (year)	0.04	0.04	0.01	0.01	0.06	0.02	-	-	1.00	0.01
Asset Backed Securities										
Carrying Value	-	62.31	28.25	7.66	7.82	12.91	-	-	36.07	82.88
Average Balance During the period	-	62.47	21.69	7.24	7.18	12.33	-	-	28.87	82.04
Average Yield (%)	-	3.01	4.67	3.03	5.07	3.37	-	-	4.51	3.07
Average Maturity (year)	-	8.70	6.48	8.27	6.01	1.32	-	-	5.70	7.50
Government Agency and Agency Obligations										
Carrying Value	370.65	171.57	226.56	82.31	223.13	130.90	10.26	-	830.60	384.78
Average Balance During the period	317.16	172.02	173.98	77.76	204.96	124.93	10.56	-	706.66	374.71
Average Yield (%)	4.91	3.01	4.75	3.03	5.58	3.37	0.90	-	3.49	3.14
Average Maturity (year)	5.64	6.11	5.48	6.31	4.60	5.63	6.51	-	2.38	5.99
Corporate Bonds and other										
Carrying Value	257.19	126.47	317.48	49.12	107.88	69.25	67.80	-	750.35	244.84
Average Balance During the period	220.07	126.47	243.81	46.41	99.10	66.07	69.77	-	632.75	238.95
Average Yield (%)	4.84	3.01	4.97	3.03	5.12	3.37	0.68	-	3.43	3.12
Average Maturity (year)	5.23	6.77	3.67	6.64	5.29	5.23	7.12	-	4.50	6.12
Total investments										
Carrying Value	**630.72**	**362.22**	**574.83**	**199.51**	**339.12**	**226.92**	**78.06**	-	**1,622.73**	**788.65**
Average Balance During the period	539.69	368.39	441.43	157.48	311.50	223.62	80.33	-	1,372.95	749.49
Average Yield (%)	4.73	8.46	4.48	4.46	5.25	9.96	0.78	-	4.54	6.90

The maturity of held to maturity investments as at June 30, 2003 were as follows:

July 1, 2003 to December 31, 2003	44.78
January 1, 2004 to December 31, 2004	162.43
January 1, 2005 to December 31, 2005	120.37
January 1, 2006 to December 31, 2006	167.86
January 1, 2007 to December 31, 2007	128.04
January 1, 2008 to December 31, 2008	167.56
January 1, 2009 to December 31, 2009	235.12
January 1, 2010 to December 31, 2010	284.66
January 1, 2011 to December 31, 2011	257.22
January 1, 2012 to December 31, 2012	54.68
	1,622.72

Note J - Loans

The Bank's loan portfolio includes the following:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates. The estimated fair value of these loans is based on the discounted cash flows using the rate at which the Bank could undertake borrowings of comparable maturities.

Multi-Currency Variable Rate Loans: Effective from July 1, 1990 the Bank introduced variable rate loans in a bid to reduce its interest risk. The variable interest is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to those lenders that benefit from the Bank's loans. The estimated fair value of variable rate loans is considered to approximate carrying value.

Single Currency Variable Rate Loans: The Bank introduced single currency variable rate loans on 1 October 1997. The lending rate is based on the average cost of the Bank's pool of specific borrowings for each currency comprising of mostly medium to long term fixed rate borrowings. It is reset semi-annually and also carries a spread of 50 basis points. The estimated fair value of single currency variable rate loans is considered to approximate carrying value.

Single Currency Floating Rate Loan: The Bank introduced LIBOR-based single currency floating rate loans with effect from October 1, 1997. The lending rate is tied to six-month LIBOR or (EURIBOR) in the currencies of the borrower's choice. The lending rate provides a direct pass-through of the Bank's cost of funds, and is reset annually with a spread of 50 basis points. The estimated fair value of single currency floating rate loans is considered to approximate carrying value.

Single Currency Fixed Rate Loan: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The lending rate is based on the amortizing swap rate, that is, single fixed rate equivalent of 6 months LIBOR in the loan currency for value on the rate fixing date. It is based on the Bank's cost of borrowing for funding these loans in the loan currency plus a market risk premium and the bank's standard spread of 50 basis points. The estimated fair value of single currency fixed rate loans is considered to approximate carrying value.

Conversion of Multi-currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements.

The Private Sector Loans : These loans are made at market terms and are at variable interest rates and their carrying values are considered to approximate fair value.

Fair Value

Loans are expressed in Units of Account, but repaid in the currencies disbursed.

At June 30, 2003 and 2002, the carrying and estimated fair values of loans were as follows:

(UA thousands)

	2003		2002	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Public Sector Variable Rate Loans	3 759 475	3 759 475	3 702 442	3 702 442
Public Sector Fixed Rate Laons	1 973 120	2 305 690	2 415 350	2 893 120
Private Sector Loans	175 950	175 950	108 706	108 706
	5 908 545	6 241 115	6 226 498	6 704 268
Less: Accumulated Provision for Loan Loses	(494 701)	(494 701)	(499 095)	(499 095)
Net Loans	5 413 844	5 746 414	5 727 403	6 205 173

Loan Loss Provision

The movements in the accumulated provision for loan losses for 2003 and 2002 were as follow:

(UA thousands)

	2003	2002
Balance at January 1	491 720	494 169
Provision for loan losses for the six months	3 318	4 512
Translation adjustment	(337)	414
Balance at June 30	494 701	499 095

During the six months ended June 30, 2003, specific provision on private sector loans of UA 3.32 million (2002: Nil) was made. The accumulated provisions on private sector loans at June 30, 2003 amounted to UA 15.62 million (2002: UA 14.65 million).

Interest rates charged on loans outstanding ranged from 2 percent per annum to 10% per annum. At June 30, 2003, loans made to or guaranteed by certain member countries and private sector loans, with an aggregate principal balance of UA 257.53 million (2002: UA 853.17 million), of which UA 1,177.98 million (2002: UA 484.54 million) was overdue, were in non-accrual status. If these loans had not been in non-accrual status, income from loans for the six months ended June 30, 2003 would have been higher by UA 63.39 million (2002: UA 40.97 million).

Effective July 1, 2002, the outstanding balance and accumulated arrears on loans interest to the Democratic Republic of Congo (DRC) were restructured into two new consolidated loans. Whilst the consolidation of the interest previously due has resulted in an increase of UA 361.19 million in loans outstanding and contractually due from the DRC, the balance sheet exposure to the DRC remained unchanged, due to the deferral of the recognition of such interest. The consolidated loans carry interest at the rate of 8.97 percent, representing the weighted average interest rate on all the DRC loans prior to the consolidation. The final maturity of the consolidated loan is 20 years which includes a 2 year grace period. The previous loans had final maturities extending to 2010. Although the consolidated DRC loans are contractually current, they remain in non-accrual status, to allow for a period of satisfactory performance.

Guarantee

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At June 30, 2003, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 17.58 million (2002: UA 109.07 million).

Also, the Bank has provided guarantees for securities issued by an entity eligible for the Banks' loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Outstanding guarantee of loan principal of UA 3.44 million at June 30, 2003, representing the maximum potential risk if the payments guaranteed for the entity are not made, was not included in reported loan balance.

In addition to the swaps on borrowings disclosed in Note "O"; the Bank has entered into interest rate swaps which transform fixed rate income on loans in certain currencies into variable rate income. The fair value of interest rate swaps are included in the Balance Sheet under Accounts Receivable.

At June 30, 2003 and 2002 the carrying values and fair values of interest rate swaps on some of the Bank's loan portfolio were as follows:

(UA thousands)

	2003		2002	
	Contract or Notional Amount	Estimated Fair Value	Contract or Notional Amount	Estimated Fair Value
Interest Rate Swaps..	379 524	(25 311)	266 438	(22 584)

Heavily Indebted Poor Countries (HIPCs) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as Heavily Indebted Poor Countries (HIPCs). Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original framework of HIPC initiatives, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions; and release of up to 80% of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points, of up to 40% of total debt relief is provided whenever possible, within a 15-year horizon. At June 30, 2003, the Board of Directors had approved relief for 16 ADB borrowing countries, of which 7 had reached the completion point. During the six months ended June 30, 2003, debt relief of UA 33.29 million (2002: UA 37.72 million) was received on behalf of the ADB borrowing countries.

Maturity and Currency Composition of Outstanding Loans

Maturity Distribution as at June 30, 2003
(UA millions)

	Fixed Rate	Floating Rate	Variable Rate	Total
1 July 2003 to 31 December 2003	316.76	32.69	468.45	817.90
1 January 2004 to 31 December 2004	205.15	79.77	271.76	556.68
1 January 2005 to 31 December 2005	194.20	104.95	265.98	565.13
1 January 2006 to 31 December 2006	193.44	102.59	251.36	547.39
1 January 2007 to 31 December 2007	189.00	109.01	238.53	536.54
1 January 2008 to 31 December 2011	353.47	413.82	882.83	1,650.12
1 January 2012 to 31 December 2015	92.15	286.38	258.60	637.13
1 January 2016 to 31 December 2019	185.30	153.31	13.47	352.08
1 January 2020 to 31 December 2023	243.64	1.94	-	245.58
	1,973.11	1,284.46	2,650.98	5,908.55

Currency Composition and type of loans as at June 30, 2003 and 2002
(Amounts in UA millions)

			2003		2002	
			Amount	%	Amount	%
Fixed Rate	Multi Currency	Euro	183.84		260.13	
		Japanese Yen	355.86		776.89	
		Swiss Francs	70.05		151.56	
		Pound Sterling	2.03		5.11	
		US Dollars	517.89		916.41	
		Others	17.56		19.29	
			1,147.23	19.42%	2,129.39	34.20%
	Single Currency	Euro	368.61		169.42	
		Japanese Yen	147.94		-	
		Swiss Francs	52.99		-	
		Pound Sterling	2.30		-	
		US Dollars	243.18		109.61	
		South African Rand	10.55		6.93	
		Others	0.32		-	
			825.89	13.98%	285.96	4.59%
Floating Rate	Single Currency	Euro	581.27		515.02	
		South African Rand	62.64		23.68	
		US Dollars	640.55		356.33	
			1,284.46	21.74%	895.03	14.37%
Variable Rate	Multi Currency	Euro	278.61		264.66	
		Japanese Yen	98.60		117.63	
		Swiss Francs	3.23		3.48	
		US Dollars	285.66		324.51	
		Others	0.57		0.54	
			666.67	11.28%	710.82	11.42%
	Single Currency Converted	Euro	622.81		618.45	
		Japanese Yen	363.52		447.96	
		Swiss Francs	20.01		20.89	
		US Dollars	977.88		1,117.91	
		Others	0.08		0.09	
			1,984.30	33.59%	2,205.30	35.42%
			5,908.55	100.00%	6,226.50	100.00%

Summary of Currency Composition of Loans at June 30, 2003 and 2002
(Amounts in UA millions)

	2003		2002	
	Amount	%	Amount	%
Euro	2,035.13	34.44	1,827.68	29.35
Japanese Yen	965.92	16.35	1,342.48	21.56
Swiss Francs	146.29	2.48	175.93	2.83
Pound Sterling	4.34	0.07	5.11	0.08
US Dollars	2,665.16	45.11	2,824.77	45.37
South African Rand	73.19	1.24	30.61	0.49
Others	18.52	0.31	19.92	0.32
	5,908.55	100.00	6,226.50	100.00

Note K -Equity Participations

As at June 30, 2003 and 2002, the cost and carrying values of the Bank's equity participation (including private sector equity participations) were as follows:

(Amounts in UA thousands)

Institutions	Year Established	Callable Capital	Carrying Value 2003	Carrying Value 2002
African Development Fund	1972	-	111,741	111,741
Regional Development Banks :				
BDEAC	1975	2,238	1,493	1,373
East African Development Bank	1967	-	5,000	5,000
P. T. A. Bank	1985	10,000	5,000	5,000
Afreximbank	1993	10,708	7,138	7,516
BOAD	1973	1,865	623	571
BDEGL	1980	-	1,947	1,946
		24,811	21,201	21,406
Other :				
AIG Africa Infrastructure Fund	1999	22,755	12,866	10,633
K-REP Bank Limited	1997	-	729	778
South Africa Infrastructure Fund	1996	2,366	8,318	4,768
Alexandria National Iron & Steel	1993	-	10,753	15,703
Acacia Fund Limited	1996	-	1,224	1,365
Zimbabwe Development Bank	1984	-	3	47
Msele Nedventure Limited	1995	-	1,134	880
Zambia Venture Capital Fund	1996	-	1,428	1,503
Indian Ocean Regional Fund Limited	1999	837	1,304	1,136
Meridien BIAO SA	1991	-	5,354	5,637
Africa - Re	1977	-	714	752
Shelter Afrique	1982	-	3,569	3,758
Development Bank of Zambia *	1974	-	0	0
National Development Bank of Sierra Leone*			0	0
		25,958	47,396	46,960
Total - all equity investments		50,769	180,337	180,107
Less Accumulated Provision for Losses		-	16,463	20,320
Net		**50,769**	**163,874**	**159,787**

* Amounts fully disbursed, but with values less than UA 100 at the current exchange rate.

The Bank performs periodic reviews of its equity investments in order to create specific provisions for those equity investments for which there is a significant and lasting decline in value.

An analysis of the movement in accumulated provision for loss on equity participation is as follows:

(UA thousands)	2003	2002
Balance at January 1	17 969	18 918
Provision for the period	-	2 111
Translation Adjustment	(1 506)	(709)
Balance at June 30	**16 463**	**20 320**

Note L - Fixed Assets

(UA thousands)	2003			2002
	Acquisition Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	141	-	141	141
Building and improvements	21 831	20 952	879	1 211
Furniture, fixtures and fittings	3 333	2 729	604	535
Equipment and motor vehicles	44 201	28 714	15 487	15 283
TOTAL	**69 506**	**52 395**	**17 111**	**17 170**

Note M –Administrative Expenses

Administrative expenses are made up as follows:

(UA thousands)	2003	2002
Personnel expenses	56 847	40 433
Other general expenses	17 581	9 275
TOTAL	**74 428**	**49 708**

To insulate the Bank from possible substantial increases in administrative expenses that could arise from an appreciation of the Euro vis-à-vis the UA, the Bank has purchased a European call option, where the Bank buys EURO and sells UA at a predetermined exchange rate. The option was purchased at a premium of UA 0.49 million, covers the twelve months in 2003 and is exercisable in December 2003. The nominal value of this option is UA 16.00 million while the market value at June 30, 2003 was UA 1.22 million.

Note N -Management Fees

Management fees, representing allocations of common administrative expenses to the African Development Fund and the Nigeria Trust Fund based on a predetermined formula, are summarized below:

(UA thousands)	2003	2002
African Development Fund (ADF)	52 775	35 389
Nigeria Trust Fund (NTF)	722	943
TOTAL	53 497	36 332

Note O - Borrowings

The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with objective of mitigating exposure to financial risks, and providing cost effective funding. In addition to long and medium term borrowings, the Bank also undertakes short term borrowing for cash and liquidity management purposes only.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted.

The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The Bank has a potential risk of loss if the swap counterpart fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparts eligible under the Bank's Assets and Liability Management guidelines, which include requirement that the counterparts have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

At June 30, 2003, borrowings with embedded callable options amounted to UA 641.76 million (2002: UA 643.92 million). These options can be exercised annually on interest payments dates from the time the bond is first callable until its maturity date.

It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary and capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At June 30, 2003, total borrowing amounted to UA 5,468.18 million comprising of senior debt and subordinated debt amounting to UA 4 599.01 million and UA 869.17 million, respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8,534.92 million was 53.88 per cent. Also at June 30, 2003 the ratio of total outstanding borrowings to the total callable capital of UA 19,339.92 million was 28.27 per cent.

The summary of the Bank's borrowing portfolio as June 30, 2003 and 2002 follows:

A summary of the Bank's borrowings portfolio at June 30, 2003 follows:

Borrowings and Swaps at June 30, 2003

Amounts in millions of UA

		Direct Borrowings			Currency Swap Agreements (a)			Interest Rate Swaps			Net Currency Obligations		
Currency	Rate Type	Amount	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro (c)	Fixed	248.71	6.50	3.3	139.20	1.62	16.2	191.14	5.16	5.1	579.05	4.88	7.0
								(248.71)	6.50	5.1	(248.71)	6.50	5.1
	Adjustable	62.18	3.77	3.9	1,461.88	2.00	11.7	310.87	3.92	3.5	1,834.93	2.39	10.0
					(39.51)	4.14	3.8	(253.32)	2.86	4.6	(292.83)	3.03	4.7
Sterling	Fixed	58.90	11.13	6.5							58.90	11.13	6.5
					(58.90)	9.67	6.5	(58.90)	11.13	6.5	(117.80)	10.40	6.5
	Adjustable							58.90	11.07	6.5	58.90	11.07	6.5
Japanese Yen	Fixed	1,097.17	2.38	8.5				238.25	4.64	4.8	1,335.42	2.78	7.8
					(250.16)	0.52	10.0	(765.71)	1.05	5.6	(1,015.87)	0.92	6.7
	Adjustable	965.20	2.98	6.6				831.83	(0.02)	7.6	1,797.03	1.59	7.1
					(1,143.25)	1.56	8.0	(304.36)	0.80	8.6	(1,447.61)	1.40	8.1
US Dollars	Fixed	2,176.51	4.83	9.2				(345.56)	0.91	4.5	1,830.95	5.57	10.1
					(442.58)	2.62	6.3				(442.58)	2.62	6.3
	Adjustable				1,297.27	0.84	11.6	345.56	1.70	1.4	1,642.83	1.02	9.5
					(398.39)	1.03	4.6				(398.39)	1.03	4.6
Others	Fixed	878.70	1.25	10.3	51.61	2.77	1.0	189.81	3.36	5.0	1,120.12	1.68	9.0
					(707.25)	1.18	9.5	(167.13)	2.21	4.6	(874.38)	1.38	8.6
	Adjustable				213.38	1.15	3.6	9.45	5.33	1.4	222.83	1.33	3.5
								(32.12)	4.69	5.8	(32.12)	4.69	5.8
Total	Fixed	4,459.99	3.70	8.9	190.81	1.93	12.1	273.64	8.83	5.5	4,924.44	3.91	8.9
					(1,458.89)	1.39	8.2	(1,240.45)	2.78	5.4	(2,699.34)	2.03	8.9
	Adjustable	1,027.38	3.03	6.4	2,972.53	1.43	11.1	1,556.61	1.60	5.3	5,558.52	1.77	6.6
					(1,581.15)	1.49	7.0	(589.80)	1.90	6.8	(2,170.95)	1.60	7.0
Principal at face value		5,487.37	3.57	8.5	123.30			-			5,610.67	3.60	
Net unamortized premium		(25.14)			-			-			(25.14)		
		5,462.23			123.30			-			5,585.53		
IAS 39 Adjustment		5.95			(91.05) (d)			(65.13) (d)			(150.22)		
Total		5,468.18	3.57	6.5	32.25			(65.13)			5,435.31	3.60	

Supplementary disclosure:
Estimated fair value

a. Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 30 June, 2003.
c. The Euro is an aggregation of all currency denominations in the European Monetary Union.
d. The total of UA 156.18 million is included in swaps receivable on the balance sheet.
Slight differences may occur in totals due to rounding.

A summary of the Bank's borrowings portfolio at June 30, 2002 follows:

Borrowings and Swaps at June 30, 2002

Amounts in millions of UA

		Direct Borrowings			Currency Swap Agreements (a)			Interest Rate Swaps			Net Currency Obligations		
Currency	Rate Type	Amount	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro (c)	Fixed	343.71	6.46	3.0				227.87	5.02	4.8	571.58	5.89	3.7
	Adjustable	57.15	3.77	4.9	931.06	3.18	12.7	374.87	3.21	4.8	1,363.08	3.21	10.2
					(36.32)	3.21	4.8	(602.73)	1.32	4.6	(639.05)	1.43	4.8
Sterling	Fixed	57.76	11.13	7.6							57.76	11.13	7.6
					(57.76)	9.67	6.9	(57.76)	11.13	7.5	(115.52)	10.40	7.2
	Adjustable							57.78	9.76	7.5	57.76	9.76	7.5
Japanese Yen	Fixed	1,410.79	2.24	7.9				440.46	4.92	3.0	1,851.25	2.88	6.7
					(327.20)	0.58	8.9	(997.70)	1.51	5.7	(1,324.90)	1.28	6.5
	Adjustable	1,076.93	2.77	7.0				1,130.46	(0.03)	7.7	2,207.39	1.34	7.4
					(1,076.26)	2.32	6.5	(573.23)	0.53	8.0	(1,649.49)	1.70	7.0
US Dollars	Fixed	1,669.94	7.03	9.1							1,869.94	7.03	9.1
					(157.52)	6.04	3.0	(225.48)	6.25	0.3	(383.00)	6.16	1.4
	Adjustable				710.20	1.65	6.2	225.48	1.94	0.3	935.68	1.72	4.8
					(235.59)	1.83	3.5				(235.59)	1.83	3.5
Others	Fixed	72.45	8.10	4.2	49.71	3.66	2.2				122.16	6.29	3.4
					(60.94)	7.91	3.1	(7.33)	14.00	2.4	(68.27)	8.56	4.0
	Adjustable				202.62	4.52	1.9	7.33	10.39	2.4	209.95	4.72	1.9
Total	Fixed	3,754.65	5.26	8.0	49.71	3.66	2.2	668.33	4.95	3.6	4,472.69	5.20	7.3
					(603.42)	2.54	5.8	(1,288.27)	2.84	4.8	(1,891.69)	2.74	5.1
	Adjustable	1,134.08	2.82	6.9	1,843.88	2.74	9.0	1,796.90	1.25	6.1	4,773.86	2.20	7.4
					(1,348.17)	2.26	5.9	(1,175.96)	0.93	6.4	(2,524.13)	1.64	6.1
Principal at face value		4,888.73	4.70	7.8	(58.00)			-			4,830.73	5.05	
Net unamortized premium		(27.77)			-			-			(27.77)		
		4,860.96			(58.00)			-			4,802.96		
IAS 39 Adjustment		55.11			(137.15) (d)			(16.86) (d)			(98.90)		
Total		4,916.07	4.70	7.8	(195.15)			(16.86)			4,704.06	5.05	

Supplementary disclosure:

Estimated fair value		5,130.79

a. Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 30 June, 2002.
c. The Euro is an aggregation of all currency denominations in the European Monetary Union.
d. The total of UA 154.01 million is included in swaps receivable on the balance sheet.
Slight differences may occur in totals due to rounding.

The fair value of interest rate swaps on borrowings is included in the Balance Sheet under Accounts Receivable.

The maturity structure of outstanding borrowings as at June 30, 2003 is as follows:

(UA millions)

Periods	Ordinary	Callable	Total
1 July 2003 to 31 December 2003	124.87	252.24	377.11
1 January 2004 to 31 December 2004	506.66	223.35	730.01
1 January 2005 to 31 December 2005	357.13	81.00	438.14
1 January 2006 to 31 December 2006	248.92	79.22	328.13
1 January 2007 to 31 December 2007	292.59	-	292.59
1 January 2008 to 31 December 2012	952.22	-	952.22
1 January 2013 to 31 December 2017	1 554.39	-	1 554.39
1 January 2018 to 31 December 2022	337.74	-	337.74
1 January 2023 to 31 December 2027	459.18	-	459.18
1 January 2028 to 31 December 2031	17.87	-	17.87
Subtotal	**4 851.56**	**635.81**	**5 487.37**
Net unamortized premium	(25.14)	-	(25.14)
IAS 39 adjustment	-	5.95	5.95
TOTAL	**4 826.43**	**641.76**	**5 468.19**

Unrealized net gains on non-trading derivatives

Unrealized net gains on non-trading derivatives included in income and expenses for the six months ended June 30, 2003 and 2002 are as follows:

(UA thousands)

	2003	2002
Interest Rate swaps on borrowings	24 248	3 712
Cross currency swaps on borrowings	14 564	86 529
Borrowings with embedded derivatives	(1 636)	(44 540)
Interest rate swaps on loans	1 505	(18 410)
TOTAL	**38 681**	**27 291**

Note P – Net currency position at June 30, 2003

(UA thousands)

		Euro	US Dollars	Japanese yen	Pound Sterling	Other	Sub-total	Units of Account	Total
Assets									
Due from Bank		6,329	15,521	91,139	942	3,819	117,750	-	117,750
Demand obligations		-		-		3,800	3,800		3,800
Investments - Trading	(a)	504,781	754,002	26,479	14,725	219,578	1,519,565		1,519,565
Investments - Held to Maturity		574,826	630,714	78,062	339,128		1,622,730		1,622,730
Non negotiable Instruments on account of capital			50,030			-	50,030	-	50,030
Accounts receivable		50,562	52,673	21,876	13,756	6,887	145,754	83,973	229,727
Loans		1,878,190	2,442,513	870,018	3,943	217,049	5,411,713	2,132	5,413,845
Equity participation		622	28,029			14,982	43,633	120,241	163,874
Other assets		689	116	-		271	1,076	16,385	17,461
		3,015,999	3,973,598	1,087,574	372,494	466,386	8,916,051	222,731	9,138,782
Liabilities and Equity									
Accounts payable		(45,882)	(47,695)	(6,632)	(114)	(9,266)	(109,589)	(98,177)	(207,766)
Borrowings		(310,035)	(2,158,047)	(2,059,969)	(55,482)	(878,694)	(5,462,227)	(5,956)	(5,468,183)
		(355,917)	(2,205,742)	(2,066,601)	(55,596)	(887,960)	(5,571,816)	(104,133)	(5,675,949)
Currency swaps on borrowings and related derivatives	(b)	(1,561,568)	(456,298)	1,393,408	58,896	442,261	(123,301)	156,184	32,883
Currency position as at June 30, 2003		**1,098,514**	**1,311,558**	**414,381**	**375,794**	**20,687**	**3,220,934**	**274,782**	**3,495,716**
% of sub-total		34.11	40.72	12.87	11.67	0.64	100.00		
SDR composition (%) as at June 30, 2003		34.74	41.17	12.50	11.59	-	100.00		

(a) Investments held for trading is made up as follows:

Amount per balance sheet :	Investments trading	1,532,760
	Currency Swaps receivable	44,658
	Currency Swaps payable	(57,853)
Amount per statement of net currency position		1,519,565

(b) Currency Swaps on borrowings is made up as follows:

Amount per balance sheet :	Currency Swaps receivable	182,660
	Currency Swaps payable	(149,777)
Net Swaps on borrowings per statement of net currency position		32,883

Note Q – Liquidity Position

The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations while at the same time allowing the flexibility in deciding the appropriate time to access the capital markets. The Bank's liquidity policy requires that it holds liquid assets in a target zone, above the required prudential minimum level of liquidity (PML) and less than the operational level of liquidity (OLL). The PML is computed as the sum of the debt service payment for the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. The OLL is computed as the prudential minimum level of liquidity (PML) plus 50% of the stock of undisbursed loans. The table below provides an analysis of assets, liabilities and members' equity into relevant maturity groupings based on the remaining period from the balance sheet date to contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, in the case of liabilities the earliest possible repayment date is shown, while for assets, it is the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the "Maturity undefined" category.

(UA thousands)

	Up to and including 1 year	Over 1 year and up to and including 5 years	Over 5 years and up to and including 10 years	Over 10 years and up to and including 15 years	Over 15 years	Maturity undefined	Total
Assets							
Due from Bank	117,750	-	-	-		-	117,750
Demand obligations	3,800		-	-			3,800
Amount receivable from currency Swaps	47,340	12,404	91,224	33,006	43,344		227,318
Investments - Trading	1,532,760						1,532,760
Investments - Held to Maturity	120,069	577,532	925,129				1,622,730
Non negotiable Instruments on account of capital	6,860	35,335	7,835				50,030
Accounts receivable	229,727	-	-	-	-		229,727
Loans	817,910	2,205,743	1,882,519	571,569	430,804		5,908,545
Accumulated loan loss provision						(494,701)	(494,701)
Equity participation	-	-				163,874	163,874
Other assets	350	-	-			17,111	17,461
	2,876,566	2,831,014	2,906,707	604,575	474,148	(313,716)	9,379,295
Liabilities and Equity							
Accounts payable	(207,766)	-					(207,766)
Amounts payable for currency swaps	(94,123)	(6,344)	(24,194)	(41,891)	(41,078)		(207,630)
Borrowings	(377,110)	(1,788,870)	(952,220)	(1,554,390)	(814,780)	19,187	(5,468,183)
Equity						(3,495,716)	(3,495,716)
	(678,999)	(1,795,214)	(976,414)	(1,596,281)	(855,858)	(3,476,529)	(9,379,295)
Liquidity position as at June 30, 2002	**2,197,567**	**1,035,800**	**1,930,293**	**(991,706)**	**(381,710)**	**(3,790,245)**	**-**
Supplementary information							
Loans in chronic arrears (more than 2 years)	246,925	116,087	94,449	14,549			472,010

Note R – Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's dealing portfolio are assumed to reprice within the "Up to and including 1 year" category.

(UA thousands)

	Up to and inluding 1 year	Over 1 year and up to and including 5 years	Over 5 years and up to and including 10 years	Over 10 years and up to and including 15 years	Over 15 years	Non interest bearing funds	Total
Assets							
Due from Bank	28,801	-	-	-	.	88,949	117,750
Demand obligations	-	-	-	-		3,800	3,800
Investments - Trading	1,519,565						1,519,565
Investments - Held to Maturity	44,493	563,505	969,618			45,114	1,622,730
Non negotiable Instruments on account of capital	-	-	-			50,030	50,030
Accounts receivable	37,432	-	-	-	-	192,295	229,727
Loans	2,342,236	1,425,126	610,356	615,371	915,457		5,908,546
Accumulated loan loss provision						(494,701)	(494,701)
Equity participation	-	-				163,874	163,874
Other assets	-	-	-			17,461	17,461
	3,972,527	1,988,631	1,579,974	615,371	915,457	66,822	9,138,782
Liabilities and Equity							
Accounts payable	(41,974)	-	-	-	-	(165,792)	(207,766)
Borrowings (b & c)	(3,675,067)	(662,600)	(174,492)	(528,896)	(569,785)	175,540	(5,435,300)
	(3,717,041)	(662,600)	(174,492)	(528,896)	(569,785)	9,748	(5,643,066)
Position of interest rate risk as at June 30, 2003	255,486	1,326,031	1,405,482	86,475	345,672	76,570	3,495,716

(a) Investments held for trading is made up as follows:

Amount per Investments trading	1,532,760
Currency Swaps receivable	44,658
Currency Swaps payable	(57,853)
Amount per statement of interest rate risk	1,519,565

(b) Borrowings is made up as follows:

Amount per Borrowings	5,067,581
Currency Swaps receivable	(258,955)
Currency Swaps payable	155,514
Net borrowings per statement of interest rate risk	4,964,140

(c) Non interest bearing funds included in borrowings is made up as follows:

Cross currency swaps - IAS 39 adjustment	91,053
Interest rate swaps - IAS 39 adjustment	65,131
IAS 39 adjustment of embedded derivatives on borrowings	(5,955)
Pre - issuance costs on borrowings	25,311
	175,540

Note S - Financial Risks

In the normal course of its development banking business, the Bank may be exposed to the following types of financial risk:

Country Credit Risk: Country credit risk includes potential losses arising from a country's inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects. Potential losses from country credit risk are considered in the determination of the accumulated provision for loan losses. Such consideration of country credit risk has resulted in an increase in the accumulated provision for loan losses on the Bank's public sector loans from 5.50 percent at the end of 1999 to 8.36 percent by June 30, 2003.

Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by counter parties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For securities, the Bank limits trading to a list of authorized dealers and counter parties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counter parties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counter party. The Bank may require collateral in the form of cash or other approved liquid securities from individual counter parties in order to mitigate its credit exposure.

Market Risks: Market risks encompass funding, liquidity, currency and interest and exchange rate risks. Such risks are managed through the pricing of loans and the Bank's overall asset and liability management practices. The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allow it flexibility in deciding the appropriate time to access the capital market. To achieve this objective, the Bank operates on a prudential minimum as well as an operational level of liquidity established by this policy. The prudential minimum level of liquidity is based on the debt service payment of the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. All potential debt service payments due to early redemption of swaps and borrowings with embedded options are included in the determination of the debt service payment of the next year. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy allows it to build up liquid resources above the prudential minimum level. The maximum level of liquidity is limited to the total of the minimum plus 50% of the stock of undisbursed loans. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio. The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's recent loans, has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities). Also, to avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Furthermore, in order to minimize exchange rate risks, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency. The Bank also offers loans with interest rates directly linked to market interest rates. For such market-based loan products, the Bank's net margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding (six-month libor floating rate).

Note T – Grants

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations; technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank. The undisbursed balances of the grant resources at June 30, 2003 and 2002 comprised the following:

(UA thousands)

	2003	2002
AMINA	1 593	2 231
AMTA/NAMTA	252	295
Belgium	2 693	3 515
Canada	899	551
China	52	59
Denmark	503	170
Finland	93	101
France	2 702	2 732
India	1 206	2 085
Italy	548	573
Korea	1 717	1 613
Nordic	2 074	67
The Netherlands	1 857	717
Norway	1 113	813
Spain	560	701
Sweden	1 925	2 934
Switzerland	230	671
TOTAL	20 018	19 828

Note U – Segment Reporting

Management believes that the Bank has only one reportable segment, because it does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of the Bank, the risk and return profiles are sufficiently similar among borrowers that the Bank does not differentiate between the nature of the products or services provided, the preparation process or the method for providing the services among individual countries.

Note V – Summary of Loans at June 30, 2003

(Amounts in UA thousands)

Country	No of Loans*	Total Loans	Unsigned Loans	Undisbursed Balance	Outstanding Balance	% of Total Loans
Algeria	24	1,072,281	-	299,813	772,467	13.07
Angola	5	7,126	-	1,822	5,304	0.09
Botswana	11	41,966	-	4,976	36,990	0.63
Burkina Faso	1	1,415	-	-	1,415	0.02
Burundi**	4	6,937	-	-	6,937	0.12
Cameroon	9	151,866	32,409	10,387	109,070	1.85
Cape Verde	1	39	-	-	39	0.00
Central African Republic**	1	2,380	-	-	2,380	0.04
Comoros**	1	6,231	-	-	6,231	0.11
Congo**	9	131,857	-	-	131,857	2.23
Côte D'Ivoire**	14	389,959	-	35,128	354,831	6.01
Dem Republic of Congo**(a)	8	340,895	-	-	340,895	5.77
Egypt	12	317,515	-	125,558	191,958	3.25
Equitorial Guinea	1	284	-	-	284	0.00
Ethiopia	8	89,631	-	249	89,382	1.51
Gabon	17	287,154	-	92,548	194,606	3.29
Ghana	5	49,819	-	-	49,819	0.84
Guinea	7	61,278	-	3,066	58,212	0.99
Kenya	5	31,428	-	-	31,428	0.53
Lesotho	2	4,755	-	-	4,755	0.08
Liberia**	17	40,832	-	-	40,832	0.69
Madagascar	5	3,204	-	-	3,204	0.05
Malawi	2	10,997	-	-	10,997	0.19
Mauritania	2	45,738	-	11,053	34,685	0.59
Mauritius	10	40,121	8,281	27,474	4,366	0.07
Morocco	32	1,482,821	-	526,866	955,955	16.18
Mozambique	1	1,060	-	69	990	0.02
Namibia	5	58,452	-	33,604	24,848	0.42
Nigeria	15	617,833	-	99,460	518,372	8.77
Rwanda	1	17	-	-	17	0.00
Senegal	5	66,257	513	-	65,744	1.11
Seychelles**	9	29,029	-	9,000	20,030	0.34
Somalia**	3	3,683	-	-	3,683	0.06
South Africa	3	166,099	-	28,963	137,135	2.32
Sudan**	5	58,416	-	-	58,416	0.99
Swaziland	10	101,169	38,020	2,186	60,963	1.03
Tanzania	1	6,005	-	-	6,005	0.10
Tunisia	46	1,591,411	-	483,158	1,108,253	18.76
Uganda	2	3,756	-	155	3,601	0.06
Zambia	8	52,388	-	328	52,060	0.88
Zimbabwe**	12	204,624	-	2,980	201,644	3.41
Multinational	8	45,533	32	13,566	31,935	0.54
Total Public Sector	**345**	**7,624,260**	**79,255**	**1,812,410**	**5,732,595**	97.02
Total Private Sector	**24**	**417,701**	**46,870**	**194,880**	**175,950**	2.98
Grand Total	**369**	**8,041,960**	**126,125**	**2,007,290**	**5,908,545**	100.00

* Excludes fully repaid loans and cancelled loans.

** Country in non-accrual status as at 30 June 2003

(a) Following the arrears clearance mechanism approved in June 2002, the total amount contractually due from DRC at 30 June 2003 was UA 689.96 million.

NOTE W - Statement of Subscriptions to the Capital Stock and Voting Powers as at June 30, 2005

(Amounts in UA thousands)

No	MEMBER STATES	PRE - GCI - IV (3) Paid-up share	PRE - GCI - IV (3) Callable shares	PRE - GCI - IV (3) Total	GCI - IV (4) Paid-up shares	GCI - IV (4) Paid-in shares	GCI - IV (4) Callable shares	GCI - IV (4) Total	Total (6) shares	GCI - V (5) Paid-up shares	GCI - V (5) Paid-in shares	GCI - V (5) Callable shares	GCI - V (5) Total
1	ALGERIA	4,493	31,451	35,944	4,022	3,880	28,155	32,036	67,978	603	320	14,164	14,483
2	ANGOLA	2,003	14,023	16,027	610	610	4,273	4,883	20,910	270	125	4,225	4,350
3	BENIN	201	1,405	1,606	236	236	1,652	1,888	3,494	45	45	706	751
4	BOTSWANA	1,662	13,871	15,532	2,818	2,818	18,711	21,529	36,361	496	146	7,757	7,942
5	BURKINA FASO	264	1,846	2,110	782	782	5,326	6,098	8,208	80	13	1,343	1,356
6	BURUNDI	419	2,932	3,351	228	228	1,594	1,822	5,172	-	-	-	-
7	CAMEROON	1,346	9,422	10,768	818	781	5,713	6,494	17,262	214	214	3,355	3,569
8	CAPE VERDE	135	966	1,104	71	71	497	568	1,672	-	-	-	-
9	CENT AFR REP	102	714	816	39	39	274	314	1,130	-	-	-	-
10	CHAD	139	975	1,115	66	66	461	527	1,641	-	-	-	-
11	COMOROS	50	350	400	11	6	75	81	481	-	-	-	
12	CONGO	719	5,033	5,752	369	369	2,583	2,952	8,704	88	28	1,540	1,568
13	COTE D'IVOIRE	3,728	26,166	29,904	6,388	6,388	44,716	51,104	81,008	-	-	-	-
14	DEM.REP CONGO	2,284	16,080	18,354	548	548	3,837	4,385	22,740	-	-	-	-
15	DJIBOUTI	116	813	929	43	43	298	341	1,270	-	-	-	-
16	EGYPT	7,610	53,270	60,880	3,885	3,885	27,265	31,150	92,040	1,197	445	18,607	19,047
17	EQ GUINEA	52	362	414	273	262	2,625	2,887	3,301	5	1	84	85
18	ERITREA	-		-	358	358	2,504	2,862	2,862	-	-	-	-
19	ETHIOPIA	2,367	16,589	18,938	1,211	1,211	8,477	9,688	28,626	309	138	5,785	5,923
20	GABON	1,373	9,611	10,984	2,030	1,847	14,215	16,062	27,045	-	-	-	-
21	GAMBIA	193	1,351	1,544	160	143	1,179	1,322	2,867	31	22	483	505
22	GHANA	2,921	20,447	23,368	1,671	1,793	13,092	14,885	38,253	519	183	8,127	8,310
23	GUINEA	678	4,748	5,426	348	348	2,436	2,784	8,208	33	26	1,451	1,477
24	GUINEA BISSAU	75	525	600	-	-	-	-	600	-	-	-	-
25	KENYA	2,188	15,100	17,288	1,104	1,104	7,728	8,832	26,086	337	126	5,274	5,400
26	LESOTHO	226	1,582	1,808	118	118	812	928	2,736	35	13	553	566
27	LIBERIA	422	2,956	3,378	107	107	748	855	4,231	-	-	-	-
28	LIBYA	4,914	34,400	39,314	3,302	3,302	23,114	26,416	65,730	844	318	13,284	13,602
29	MADAGASCAR	964	6,745	7,712	493	493	3,451	3,944	11,656	130	56	2,356	2,412
30	MALAWI	535	3,745	4,280	274	274	1,918	2,192	6,472	-	-	-	-
31	MALI	150	1,052	1,202	853	853	5,971	6,824	8,026	91	26	1,418	1,444
32	MAURITANIA	119	835	954	539	539	3,772	4,311	5,264	-	-	-	-
33	MAURITIUS	959	6,713	7,672	481	481	3,437	3,928	11,600	159	56	2,344	2,400
34	MOROCCO	5,072	35,504	40,576	2,363	2,363	16,541	18,904	59,480	767	767	12,021	12,788
35	MOZAMBIQUE	935	6,547	7,482	481	481	3,367	3,848	11,330	146	54	2,290	2,344
36	NAMIBIA	-	-	-	761	761	5,327	6,088	6,088	79	29	1,230	1,259
37	NIGER	691	4,835	5,526	-	-	-	-	5,526	-	-	-	-
38	NIGERIA	13,209	92,456	105,664	6,989	6,998	48,967	55,866	161,650	1,692	867	29,153	30,019
39	RWANDA	204	1,428	1,629	102	102	711	813	2,442	32	12	494	508
40	SAO TOME & P	129	905	1,034	64	64	447	511	1,545	-	-	-	
41	SENEGAL	1,523	10,658	12,182	760	760	5,480	6,240	18,422	238	89	3,723	3,812
42	SEYCHELLES	138	966	1,104	10	10	70	80	1,184	2	2	34	36
43	SIERRA LEONE	406	2,842	3,248	256	256	1,794	2,050	5,298	-	-	-	-
44	SOMALIA	217	1,521	1,738	25	25	178	203	1,941	-	-	-	-
45	SOUTH AFRICA	-	-	-	4,721	3,697	33,044	36,841	36,844	3,113	803	48,762	49,565
46	SUDAN	845	5,910	6,764	373	373	2,613	2,986	9,750	-	-	-	
47	SWAZILAND	483	3,451	3,944	253	253	1,771	2,024	5,968	77	28	1,706	1,734
48	TANZANIA	957	6,697	7,654	960	960	6,730	7,690	15,337	177	52	2,763	2,815
49	TOGO	348	2,416	2,764	88	88	602	688	3,452	-	-	-	-
50	TUNISIA	2,075	14,535	16,600	1,062	1,062	7,434	8,496	25,096	324	121	5,072	5,193
51	UGANDA	724	5,068	5,788	570	570	3,990	4,560	10,348	80	13	1,247	1,260
52	ZAMBIA	2,905	20,334	23,239	-	-	-	-	23,239	300	112	4,496	4,808
53	ZIMBABWE	3,445	24,119	27,560	1,763	1,763	12,341	14,104	41,664	403	67	5,518	5,385
	TOTAL REGIONALS	78,033	546,228	624,261	56,160	54,784	383,355	445,999	1,072,383	12,620	5,375	211,751	217,126

No	MEMBER STATES	Total (7) shares	% of Total	Callable Capital	Paid-up Capital	Amount due	Amount paid	Amounts in arrears	Excess (2) payments	Number (1) of Votes	Voting powers	No
1	ALGERIA	82,461	3.637	737,600	87,020	87,020	87,028	-	8	83,086	3.788	1
2	ANGOLA	25,310	1.176	225,712	27,487	27,487	27,487	-	-	25,885	1.184	2
3	BENIN	4,245	0.196	37,633	4,817	4,817	4,817	-	-	4,871	0.223	3
4	BOTSWANA	46,323	2.156	413,405	49,826	49,826	49,832	-	6	46,714	2.135	4
5	BURKINA FASO	9,463	0.440	84,231	10,388	10,388	9,263	1,125	3	9,185	0.420	5
6	BURUNDI	5,172	0.241	45,256	6,465	6,465	6,465	-	-	5,797	0.265	6
7	CAMEROON	20,831	0.969	184,801	23,408	23,408	23,410	-	2	21,386	0.976	7
8	CAPE VERDE	1,672	0.076	14,830	2,090	2,090	2,090	-	-	2,297	0.105	8
9	CENT AFR REP	1,130	0.053	9,884	1,413	1,413	1,217	196	-	1,598	0.073	9
10	CHAD	1,641	0.076	14,360	2,052	2,052	2,052	-	-	2,265	0.104	10
11	COMOROS	461	0.022	4,250	560	560	566	-	6	1,106	0.051	11
12	CONGO	10,272	0.478	91,557	11,170	11,170	11,170	-		10,883	0.497	12
13	COTE D'IVOIRE	81,008	3.769	708,820	101,260	101,260	101,260	-	-	81,633	3.731	13
14	DEM.REP CONGO	22,740	1.058	198,975	28,426	28,426	28,426	-	-	23,385	1.068	14
15	DJIBOUTI	1,270	0.059	11,115	1,588	1,588	1,517	71	-	1,836	0.084	15
16	EGYPT	111,087	5.169	961,370	119,500	119,500	119,501	-	1	111,712	5.106	16
17	EQ GUINEA	3,386	0.158	30,713	3,144	3,148	3,181	-	14	4,012	0.183	17
18	ERITREA	2,862	0.133	25,040	3,580	3,580	2,508	1,072	-	2,626	0.120	18
19	ETHIOPIA	34,547	1.608	306,346	37,160	37,180	37,184		4	35,172	1.608	19
20	GABON	27,045	1.258	236,255	32,187	32,187	29,465	2,722	10	24,206	1.106	20
21	GAMBIA	3,372	0.157	30,130	3,580	3,580	3,595	-	15	3,954	0.181	21
22	GHANA	46,563	2.167	418,481	48,858	48,858	48,878	-	19	47,189	2.157	22
23	GUINEA	9,685	0.451	86,334	10,620	10,620	10,625	-	5	10,310	0.471	23
24	GUINEA BISSAU	600	0.028	5,250	750	750	750	-	-	1,225	0.056	24
25	KENYA	31,486	1.465	281,060	33,860	33,860	33,864	-	4	32,121	1.468	25
26	LESOTHO	3,302	0.154	29,470	3,550	3,550	3,554	-	4	3,877	0.178	26
27	LIBERIA	4,231	0.197	37,017	5,287	5,287	5,287	-	-	4,855	0.222	27
28	LIBYA	79,332	3.691	707,976	85,343	85,343	86,343	-	-	79,957	3.655	28
29	MADAGASCAR	14,068	0.655	125,550	15,130	15,130	15,133	-	3	14,693	0.672	29
30	MALAWI	6,472	0.301	56,636	8,090	8,090	8,090	-	-	7,097	0.324	30
31	MALI	9,471	0.441	84,411	10,285	10,286	10,287	-	2	10,063	0.461	31
32	MAURITANIA	5,264	0.245	48,064	6,571	6,571	4,427	2,152	8	6,167	0.190	32
33	MAURITIUS	14,000	0.651	124,946	15,060	15,060	15,063	-	3	14,625	0.668	33
34	MOROCCO	72,268	3.363	645,660	82,020	82,020	82,020	-	8	72,894	3.332	34
35	MOZAMBIQUE	13,674	0.636	122,036	14,714	14,714	14,724	-	9	14,299	0.654	35
36	NAMIBIA	7,347	0.342	65,570	7,900	7,900	7,906	-	6	7,972	0.364	36
37	NIGER	5,526	0.257	48,353	6,908	6,908	6,908	-	-	6,151	0.281	37
38	NIGERIA	191,669	8.919	1,705,984	210,740	210,740	210,741	-	1	192,294	8.790	38
39	RWANDA	2,948	0.137	26,310	3,173	3,173	3,173	-	-	3,573	0.163	39
40	SAO TOME & P	1,545	0.072	13,521	1,931	1,931	1,864	71	4	2,113	0.097	40
41	SENEGAL	22,234	1.035	198,423	23,918	23,918	23,921	-	3	22,859	1.045	41
42	SEYCHELLES	1,220	0.057	10,730	1,501	1,501	1,501	-	-	1,845	0.084	42
43	SIERRA LEONE	5,299	0.247	46,361	6,624	6,624	6,624	-	-	5,924	0.271	43
44	SOMALIA	1,941	0.090	16,986	2,427	2,427	2,427	-	-	2,566	0.117	44
45	SOUTH AFRICA	86,409	4.025	818,080	47,000	47,000	47,010	-	15	87,134	3.983	45
46	SUDAN	9,750	0.454	85,212	12,187	12,187	9,875	2,312	-	8,323	0.390	46
47	SWAZILAND	7,262	0.335	64,280	7,740	7,740	7,745		5	7,617	0.350	47
48	TANZANIA	18,148	0.849	161,805	18,887	18,647	18,655	-	8	18,774	0.858	48
49	TOGO	3,452	0.161	30,201	4,314	4,314	4,314	-	-	4,077	0.186	49
50	TUNISIA	30,289	1.409	270,310	32,580	32,580	32,585	-	5	30,914	1.413	50
51	UGANDA	11,608	0.540	103,016	13,063	13,063	13,066	-	3	12,231	0.559	51
52	ZAMBIA	28,047	1.305	250,304	30,168	30,169	30,174	-	5	28,472	1.301	52
53	ZIMBABWE	48,049	2.236	437,737	52,750	52,750	52,751	-	1	48,674	2.225	53
	TOTAL REGIONALS	1,289,446	60.002	11,512,978	1,381,805	1,381,805	1,372,361	9,728	183	1,313,187	60.024	

NOTE W - Statement of Subscriptions to the Capital Stock and Voting Powers as at June 30, 2003

(Amounts in UA thousands)

No	MEMBER STATES	PRE - GCI-IV (3) Paid-up share	PRE - GCI-IV (3) Callable shares	PRE - GCI-IV (3) Total	GCI-IV (4) Paid-up shares	GCI-IV (4) Paid-in shares	GCI-IV (4) Callable shares	GCI-IV (4) Total	Total (6) shares
	TOTAL REGIONALS	78,033	546,228	624,261	56,190	54,784	393,316	448,000	1,072,303
1	ARGENTINA	499	3,493	3,992	-	-	-	-	3,992
2	AUSTRIA	499	3,493	3,992	250	250	1,750	2,000	5,992
3	BELGIUM	718	5,026	5,744	359	359	2,513	2,872	8,616
4	BRAZIL	499	3,493	3,992	250	250	1,750	2,000	5,992
5	CANADA	4,200	29,400	33,600	2,100	2,100	14,700	16,800	50,400
6	CHINA	1,250	8,750	10,000	625	625	4,375	5,000	15,000
7	DENMARK	1,295	9,065	10,360	647	647	4,529	5,176	15,536
8	FINLAND	547	3,829	4,376	273	273	1,911	2,184	6,560
9	FRANCE	4,200	29,400	33,600	2,100	2,100	14,700	16,800	50,400
10	GERMANY	4,611	32,277	36,888	2,306	2,306	16,135	18,440	55,328
11	INDIA	250	1,750	2,000	125	125	875	1,000	3,000
12	ITALY	2,708	18,956	21,664	1,354	1,354	9,478	10,832	32,496
13	JAPAN	6,142	42,994	49,136	3,071	3,071	21,497	24,568	73,704
14	KOREA	499	3,493	3,992	250	250	1,750	2,000	5,992
15	KUWAIT	499	3,493	3,992	250	250	1,750	2,000	5,992
16	NETHERLANDS	853	5,971	6,824	426	426	2,982	3,408	10,232
17	NORWAY	1,295	9,065	10,360	647	647	4,529	5,176	15,536
18	PORTUGAL	252	1,764	2,016	126	126	882	1,008	3,024
19	SAUDI ARABIA	325	2,275	2,600	-	-	-	-	2,600
20	SPAIN	656	4,592	5,248	892	892	6,244	7,136	12,384
21	SWEDEN	1,728	12,096	13,824	864	864	6,048	6,912	20,736
22	SWITZERLAND	1,640	11,480	13,120	820	820	5,740	6,560	19,680
23	U K	1,881	5,643	7,524	940	940	14,100	15,040	22,564
24	U S A	7,455	22,365	29,820	3,727	3,727	55,005	58,832	88,452
	TOTAL NON-REGIONALS	44,501	274,183	318,684	22,401	22,401	194,143	216,544	535,208
	GRAND-TOTAL	122,534	820,391	942,925	78,591	77,185	587,458	664,643	1,607,571

MEMBER STATES	GCI-V (5) Paid-up shares	GCI-V (5) Paid-in shares	GCI-V (5) Callable shares	GCI-V (5) Total	Total (7) shares	% of Total	Callable Capital	Paid-up Capital	Amount due	Amount paid	Amounts in arrears	Excess (2) payments	Number (1) of Votes	Voting powers	No
TOTAL REGIONALS	13,520	5,375	211,751	217,126	1,289,486	60.002	11,512,976	1,381,805	1,381,805	1,372,361	9,728	183	1,313,181	60.024	
ARGENTINA	131	37	2,035	2,072	6,064	0.282	55,262	6,360	6,360	5,363	0	3	6,688	0.308	1
AUSTRIA	223	83	3,492	3,575	9,567	0.445	67,360	8,320	8,320	8,326	0	6	10,192	0.466	2
BELGIUM	321	160	5,021	5,181	13,797	0.642	125,600	12,370	12,370	12,375	0	8	14,422	0.666	3
BRAZIL	221	82	3,461	3,543	9,535	0.444	67,036	8,310	8,310	8,313	0	3	10,180	0.464	4
CANADA	1,875	937	29,373	30,310	80,710	3.756	734,730	72,370	72,370	72,376	0	6	81,335	3.714	5
CHINA	538	209	8,742	8,951	23,951	1.114	218,670	20,840	20,840	20,847	0	3	24,578	1.123	6
DENMARK	578	289	8,054	8,343	24,879	1.158	226,460	22,310	22,310	22,310	0	0	25,504	1.166	7
FINLAND	244	122	3,923	4,045	10,505	0.489	95,830	9,420	9,420	9,420	0	0	11,130	0.508	8
FRANCE	1,875	937	29,373	30,310	80,710	3.756	734,730	72,370	72,370	72,376	0	5	81,338	3.714	9
GERMANY	2,058	1,028	32,246	33,274	88,602	4.123	806,570	78,460	78,460	78,450	0	0	89,227	4.072	10
INDIA	112	42	1,748	1,790	4,790	0.223	43,730	4,170	4,170	4,170	0	0	5,415	0.246	11
ITALY	1,209	604	18,039	18,643	52,039	2.421	473,730	46,660	46,660	46,665	0	5	52,864	2.407	12
JAPAN	2,743	1,371	42,954	44,325	118,029	5.492	1,074,450	105,840	105,840	105,840	0	0	118,854	5.424	13
KOREA	223	83	3,492	3,575	9,567	0.445	67,350	8,320	8,320	8,326	0	6	10,192	0.466	14
KUWAIT	223	223	3,492	3,715	9,707	0.452	67,350	9,720	9,720	9,720	0	0	10,332	0.472	15
NETHERLANDS	361	361	5,983	6,344	16,576	0.771	149,160	18,600	18,600	18,600	0	0	17,202	0.784	16
NORWAY	578	288	9,054	9,342	24,878	1.158	226,460	22,300	22,300	22,310	0	10	25,803	1.168	17
PORTUGAL	113	42	1,763	1,805	4,828	0.225	44,090	4,200	4,200	4,204	0	4	5,454	0.246	18
SAUDI ARABIA	97	36	1,515	1,551	4,151	0.193	37,880	3,610	3,610	3,614	0	4	4,776	0.218	19
SPAIN	639	459	10,011	10,470	22,854	1.063	208,470	20,070	20,070	20,070	0	0	23,481	1.073	20
SWEDEN	771	289	12,085	12,374	33,110	1.541	302,290	28,610	28,610	28,611	0	1	33,735	1.542	21
SWITZERLAND	732	274	11,470	11,744	31,424	1.462	286,800	27,340	27,340	27,345	0	5	32,048	1.485	22
U K	839	314	13,151	13,465	36,029	1.677	328,940	31,350	31,350	31,356	0	6	36,654	1.675	23
U S A	3,328	1,687	52,132	53,819	143,271	6.667	1,304,020	126,690	126,690	126,695	0	5	143,898	6.677	24
TOTAL NON-REGIONALS	20,071	9,578	311,388	320,966	856,574	39.898	7,826,938	768,900	768,900	768,875	0	75	874,578	39.976	
GRAND-TOTAL	33,591	15,363	526,138	541,491	2,149,060	100.000	18,339,914	2,150,705	2,150,705	2,141,236	9,728	257	2,187,758	100.000	

NOTES

1 The Bank Agreement provides that each member shall have 625 votes in addition to one vote for each share subscribed by that member

2 Excess payments will be applied to future instalments

3. Pre-GCI-IV for Regional member states is made up of Initial, Voluntary, First General Increase, Second General Increase and Third General Increase of capital subscriptions. For Non-Regional member states, it refers to their initial capital subscription to the Bank. (The ratio of the paid-up to the callable capital is 1:7)

4 The GCI-IV refers to the fourth capital increase. Shares are issued only upon payment of cash instalments or deposits of notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid up to the Callable Capital is 1:7)

5 The GCI-V refers to the fifth capital increase. Shares are issued only upon payment of cash instalments or deposits of demand notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid-up to the Callable Capital is 1:15 2/3)

6 "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed and that of GCI-IV shares subscribed

7 "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed, GCI-IV total shares subscribed and that of GCI-V shares subscribed

In conformity with the finding of the UN General Assembly the Subscriptions of the former Socialist Federal Republic of Yugoslavia (SFRY) have been frozen and transferred to a suspense account pending definitive decision by the Board of Directors regarding the treatment of this share-holding. As at the date of this statement, the total subscriptions of SFRY stood at 4,787 shares, and no final decision has as yet been taken

Slight differences may occur in totals due to rounding

Note X - Supplementary Statement of Subscriptions to the Capital Stock as at June 30, 2003
(Amounts UA thousands)

	MEMBER STATES	AMOUNT DUE				AMOUNT PAID				AMOUNT IN ARREARS				EXCESS PAYMENTS				
		Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	No
1	ALGERIA	74,410	7,750	4,860	87,020	74,418	7,750	4,860	87,028	0	0	0	0	8	0	0	8	1
2	ANGOLA	19,701	7,786	0	27,487	19,701	7,786	0	27,487	0	0	0	0	0	0	0	0	2
3	BENIN	4,817	0	0	4,817	4,817	0	0	4,817	0	0	0	0	0	0	0	0	3
4	BOTSWANA	38,110	8,383	2,333	48,826	38,116	8,383	2,333	48,832	0	0	0	0	6	0	0	6	4
5	BURKINA FASO	7,748	765	1,875	10,388	6,623	765	1,875	9,263	1,126	0	0	1,126	3	0	0	3	5
6	BURUNDI	8,485	0	0	8,485	8,485	0	0	8,485	0	0	0	0	0	0	0	0	6
7	CAMEROON	22,973	0	435	23,408	22,975	0	436	23,410	0	0	0	0	2	0	0	2	7
8	CAPE VERDE	2,090	0	0	2,090	2,090	0	0	2,090	0	0	0	0	0	0	0	0	8
9	CENT.AFR.REP	1,413	0	0	1,413	1,217	0	0	1,217	196	0	0	196	0	0	0	0	9
10	CHAD	2,052	0	0	2,052	2,052	0	0	2,052	0	0	0	0	0	0	0	0	10
11	COMOROS	510	0	50	560	511	0	55	566	0	0	0	0	1	0	5	6	11
12	CONGO	11,170	0	0	11,170	11,170	0	0	11,170	0	0	0	0	0	0	0	0	12
13	COTE D'IVOIRE	92,835	0	8,425	101,260	92,835	0	8,425	101,260	0	0	0	0	0	0	0	0	13
14	DEM.REP.CONGO	28,426	0	0	28,426	28,426	0	0	28,426	0	0	0	0	0	0	0	0	14
15	DJIBOUTI	1,588	0	0	1,588	1,517	0	0	1,517	71	0	0	71	0	0	0	0	15
16	EGYPT	119,500	0	0	119,500	119,501	0	0	119,501	0	0	0	0	1	0	0	1	16
17	EQ.GUINEA	1,273	0	1,875	3,148	1,286	0	1,875	3,161	0	0	0	0	14	0	0	14	17
18	ERITREA	3,580	0	0	3,580	2,506	0	0	2,506	1,074	0	0	1,074	0	0	0	0	18
19	ETHIOPIA	37,180	0	0	37,180	37,184	0	0	37,184	0	0	0	0	4	0	0	4	19
20	GABON	23,739	4,375	4,083	32,197	21,018	4,384	4,083	29,485	2,722	0	0	2,722	1	9	0	10	20
21	GAMBIA	2,631	634	310	3,575	2,642	639	315	3,596	0	0	0	0	11	0	5	16	21
22	GHANA	47,909	0	1,050	48,959	47,923	0	1,055	48,978	0	0	0	0	14	0	5	19	22
23	GUINEA	8,360	2,160	0	10,520	8,365	2,160	0	10,525	0	0	0	0	5	0	0	5	23
24	GUINEA BISSAU	750	0	0	750	750	0	0	750	0	0	0	0	0	0	0	0	24
25	KENYA	27,005	6,875	0	33,880	27,009	6,875	0	33,884	0	0	0	0	4	0	0	4	25
26	LESOTHO	3,550	0	0	3,550	3,554	0	0	3,554	0	0	0	0	4	0	0	4	26
27	LIBERIA	5,287	0	0	5,287	5,287	0	0	5,287	0	0	0	0	0	0	0	0	27
28	LIBYA	65,588	19,755	0	85,343	65,588	19,755	0	85,343	0	0	0	0	0	0	0	0	28
29	MADAGASCAR	15,130	0	0	15,130	15,133	0	0	15,133	0	0	0	0	3	0	0	3	29
30	MALAWI	8,090	0	0	8,090	8,090	0	0	8,090	0	0	0	0	0	0	0	0	30
31	MALI	8,410	0	1,875	10,285	8,412	0	1,875	10,287	0	0	0	0	2	0	0	2	31
32	MAURITANIA	6,159	0	412	6,571	4,015	0	412	4,427	2,152	0	0	2,152	8	0	0	8	32
33	MAURITIUS	12,005	3,055	0	15,060	12,008	3,055	0	15,063	0	0	0	0	3	0	0	3	33
34	MOROCCO	78,185	0	3,835	82,020	78,185	0	3,835	82,020	0	0	0	0	0	0	0	0	34
35	MOZAMBIQUE	14,714	0	0	14,714	14,724	0	0	14,724	0	0	0	0	9	0	0	9	35
36	NAMIBIA	7,900	0	0	7,900	7,908	0	0	7,908	0	0	0	0	8	0	0	8	36
37	NIGER	5,026	1,882	0	6,908	5,026	1,882	0	6,908	0	0	0	0	0	0	0	0	37
38	NIGERIA	165,825	44,915	0	210,740	165,826	44,915	0	210,741	0	0	0	0	1	0	0	1	38
39	RWANDA	3,173	0	0	3,173	3,173	0	0	3,173	0	0	0	0	0	0	0	0	39
40	SAO TOME & PRINCIPE	1,579	352	0	1,931	1,512	352	0	1,864	71	0	0	71	4	0	0	4	40
41	SENEGAL	19,179	4,739	0	23,918	19,182	4,739	0	23,921	0	0	0	0	3	0	0	3	41
42	SEYCHELLES	1,501	0	0	1,501	1,501	0	0	1,501	0	0	0	0	0	0	0	0	42
43	SIERRA LEONE	8,624	0	0	8,624	8,624	0	0	8,624	0	0	0	0	0	0	0	0	43
44	SOMALIA	2,427	0	0	2,427	2,427	0	0	2,427	0	0	0	0	0	0	0	0	44
45	SOUTH AFRICA	29,320	0	17,680	47,000	29,330	0	17,680	47,010	0	0	0	0	10	0	0	10	45
46	SUDAN	12,187	0	0	12,187	9,875	0	0	9,875	2,312	0	0	2,312	0	0	0	0	46
47	SWAZILAND	7,740	0	0	7,740	7,749	0	0	7,749	0	0	0	0	9	0	0	9	47
48	TANZANIA	10,687	0	0	10,687	10,695	0	0	10,695	0	0	0	0	8	0	0	8	48
49	TOGO	4,314	0	0	4,314	4,314	0	0	4,314	0	0	0	0	0	0	0	0	49
50	TUNISIA	32,580	0	0	32,580	32,585	0	0	32,585	0	0	0	0	5	0	0	5	50
51	UGANDA	12,337	726	0	13,063	12,340	726	0	13,066	0	0	0	0	3	0	0	3	51
52	ZAMBIA	30,168	0	0	30,168	30,174	0	0	30,174	0	0	0	0	6	0	0	6	52
53	ZIMBABWE	52,750	0	0	52,750	52,751	0	0	52,751	0	0	0	0	1	0	0	1	53
	TOTAL REGIONALS	1,217,651	115,157	49,098	1,381,805	1,208,083	116,166	49,113	1,377,361	9,726	0	0	9,726	159	9	15	181	

AFRICAN DEVELOPMENT BANK

Note X - Supplementary Statement of Subscriptions to the Capital Stock as at June 30, 2003
(Amounts UA thousands)

		AMOUNT DUE				AMOUNT PAID				AMOUNT IN ARREARS				EXCESS PAYMENTS				
	MEMBER STATES	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	No
	TOTAL REGIONALS	1,217,650	115,157	49,098	1,381,905	1,208,083	115,166	49,113	1,372,361	9,726	0	0	9,726	159	9	15	181	
1	ARGENTINA	5,360	0	0	5,360	5,363	0	0	5,363	0	0	0	0	3	0	0	3	1
2	AUSTRIA	8,320	0	0	8,320	8,326	0	0	8,326	0	0	0	0	6	0	0	6	2
3	BELGIUM	12,370	0	0	12,370	12,375	0	0	12,375	0	0	0	0	5	0	0	5	3
4	BRAZIL	8,310	0	0	8,310	8,313	0	0	8,313	0	0	0	0	3	0	0	3	4
5	CANADA	72,370	0	0	72,370	72,375	0	0	72,375	0	0	0	0	5	0	0	5	5
6	CHINA	20,840	0	0	20,840	20,843	0	0	20,843	0	0	0	0	3	0	0	3	6
7	DENMARK	22,310	0	0	22,310	22,310	0	0	22,310	0	0	0	0	0	0	0	0	7
8	FINLAND	9,420	0	0	9,420	9,420	0	0	9,420	0	0	0	0	0	0	0	0	8
9	FRANCE	72,370	0	0	72,370	72,375	0	0	72,375	0	0	0	0	5	0	0	5	9
10	GERMANY	79,450	0	0	79,450	79,450	0	0	79,450	0	0	0	0	0	0	0	0	10
11	INDIA	4,170	0	0	4,170	4,170	0	0	4,170	0	0	0	0	0	0	0	0	11
12	ITALY	46,660	0	0	46,660	46,665	0	0	46,665	0	0	0	0	5	0	0	5	12
13	JAPAN	105,840	0	0	105,840	105,840	0	0	105,840	0	0	0	0	0	0	0	0	13
14	KOREA	8,320	0	0	8,320	8,326	0	0	8,326	0	0	0	0	6	0	0	6	14
15	KUWAIT	8,605	0	1,115	9,720	8,605	0	1,115	9,720	0	0	0	0	0	0	0	0	15
16	NETHERLANDS	14,695	0	1,905	16,600	14,695	0	1,905	16,600	0	0	0	0	0	0	0	0	16
17	NORWAY	22,300	0	0	22,300	22,310	0	0	22,310	0	0	0	0	10	0	0	10	17
18	PORTUGAL	4,200	0	0	4,200	4,204	0	0	4,204	0	0	0	0	4	0	0	4	18
19	SAUDI ARABIA	3,610	0	0	3,610	3,614	0	0	3,614	0	0	0	0	4	0	0	4	19
20	SPAIN	14,091	0	5,979	20,070	14,091	0	5,979	20,070	0	0	0	0	0	0	0	0	20
21	SWEDEN	28,810	0	0	28,810	28,811	0	0	28,811	0	0	0	0	1	0	0	1	21
22	SWITZERLAND	27,340	0	0	27,340	27,345	0	0	27,345	0	0	0	0	5	0	0	5	22
23	U.K.	31,350	0	0	31,350	31,356	0	0	31,356	0	0	0	0	6	0	0	6	23
24	U.S.A	128,690	0	0	128,690	128,695	0	0	128,695	0	0	0	0	5	0	0	5	24
	TOTAL NON-REGIONALS	759,801	0	8,999	768,800	759,876	0	8,999	768,875	0	0	0	0	78	0	0	75	
	GRAND-TOTAL	1,977,451	115,157	58,097	2,150,705	1,967,959	115,166	58,112	2,141,236	9,726	0	0	9,726	235	9	15	257	

NOTE:

The accompanying notes to the financial statements foms part of this statement.

Slight differences may occur in totals due to rounding.

MIESSAN-ADJEI, STELLA

From:	N'KODIA, MICHEL
Sent:	Thursday, September 11, 2003 4:16 PM
To:	All_Staff_TUNIS ***
Cc:	DAIKREO, CLAUDE; MIVEDOR, SAMUEL EKUE; AMINE, ALMAZ; KAKOU, HERVE GILLES
Subject:	RE: transport scolaire pour les enfants des membres du personnel à Tunis

Chers Collègues,

Suite à la réunion du 09 septembre 2003 relative à l'objet et à la réunion du groupe de travail qui s'est tenue ce jour, il est demandé à tous les membres du personnel concernés par le problème du transport scolaire de bien vouloir transmettre par e-mail adressé à M. BARDI ISSEIN les informations suivantes:

1. **Adresse exacte de votre domicile**

   (description type CORES) le Secteur, la rue et l'itinéraire qui mène chez vous. Préciser si vous êtes habitez à *proximité d'un lieu connu.*

2. **Les établissements scolaires fréquentés par vos enfants** (indiquer la situation géographique exacte)

3. **Le nombre d'enfants inscrits par établissement**

4. **La date d'acceptation des enfants par l'établissement**

5. **Vos contacts téléphoniques** (bureau , portable, domicile)

6. **Votre numéro PERS.**

7. **Autres informations que vous jugez utiles (cantine, etc...)**

Le SCO vous saurait gré de bien vouloir communiquer les informations requises dans les plus brefs délais pour nous permettre de constituer une base de données dans les meilleurs délais.

Je vous remercie.

Done

Michel N'kodia
Président, SCO.

-----Original Message-----

From:	N'KODIA, MICHEL
Sent:	Tuesday, September 09, 2003 12:31 PM
To:	All_Staff_TUNIS ***
Subject:	RE: transport scolaire pour les enfants des membres du personnel à Tunis

RAPPEL/REMINDER

-----Original Message-----
From: N'KODIA, MICHEL
Sent: Monday, September 08, 2003 3:47 PM
To: All_Staff_TUNIS ***
Cc: GEENEN, GILLES; BOUCHER, CHANEL
Subject: FW: transport scolaire pour les enfants des membres du personnel à Tunis

Chers Collègues,

Tous les membres du personnel qui - du fait des démarches entreprises récemment pour l'inscription des enfants à la veille de la rentrée des classes - se retrouvent avec des problèmes de transport en raison de la dispersion des enfants entre plusieurs établissements scolaires de la ville de Tunis (écoles françaises et autres) éloignés de la zone de résidence sans aucun service de transport scolaire, sont priés de prendre part à la réunion convoquée par le SCO **le mardi 09 septembre 2003 à 14h30** dans la salle **808** à l 'ATR.

++

Dear Colleagues

The SCO calls to a meeting all staff members now facing school transportation problems -as a result of registration formalities undertaken recently on the eve of "Back-to School Day" with children scattered in several schools in town (French schools and others) far from the residence area, not providing any school transport facility.The meeting will be held on **tuesday 9 september 2003** in room 808 **at 2:30 p.m.** in TRA building .

Michel N'kodia
Président/Chairman
SCO

-----Original Message-----
From: N'KODIA, MICHEL
Sent: Wednesday, September 03, 2003 9:43 AM
To: GEENEN, GILLES
Cc: BOUCHER, CHANEL; RAZGALLAH, ABDELAZIZ; AMINE, ALMAZ; MIVEDOR, SAMUEL EKUE; KEITA, SOULEYMANE; KAKOU, HERVE GILLES; DAIKREO, CLAUDE
Subject: transport scolaire pour les enfants des membres du personnel à Tunis

Monsieur le Directeur,

Les membres du personnel de la Banque ne cessent d'exprimer avec insistance depuis quelques mois tant auprès de CHRM que du SCO la nécessité d'organiser le transport de leurs enfants inscrits dans les établissements scolaires de Tunis surtout dans le cas des écoles françaises et d'autres écoles maternelles qui n'assurent pas le transport des élèves /enfants. Lors de l'avant dernière rencontre entre CHRM, les parents d'élèves de la BAD et le SCO, la question a de nouveau été évoquée. Vous aviez à cet effet rassuré le personnel présent dans la salle que vous avez chargé M RAZGALLAH de faire une étude sur la question et de faire des propositions concrètes et réalisables ensuite.

Pour mémoire cette question était inscrite à l'ordre du jour des deux précédentes rencontres entre CHRM et le SCO comme en témoignent les compte - rendus. Je voudrais saisir cette occasion - surtout à la lumière des difficultés rencontrées dans le cadre des démarches entreprises récemment par CHRM auprès de divers établissements scolaires de la Place en vue de l'inscription d'un certain nombre d'enfants du personnel à la veille de la rentrée des classes - pour insister une fois encore sur cette impérieuse nécessité dont la réalisation contribuera à soulager les membres du personnel et à les stabiliser.

Le SCO reste confiant et persuadé que CHRM sera en mesure de faire - dans les tout prochains jours compte tenu de l'imminence de la rentrée des classes - des propositions concrètes et satisfaisantes à l'endroit des membres du personnel concernés, étant entendu que le PRST a été sensibilisé sur cette importante question qui cristallise toute l'attention du personnel.

Je vous remercie d'avance pour l'attention qu'il vous plaira d'accorder à cette importante et délicate question.

Michel N'kodia
Président, SCO